Exhibit 99.2
Appendix 4E
Sims Metal Management Limited
ABN 69 114 838 630
Preliminary Final Report
Results for announcement to the market
Year ended: 30 June 2011
Previous corresponding period: 30 June 2010

Results				A$m

Revenue from ordinary activities	up	18.7%	to	8,846.8

Profit from ordinary activities after tax attributable to members	up	51.6%	to	192.1

Net profit for the period attributable to members	up	51.6%	to	192.1

Dividends for the year ended 30 June 2011
	Cents per	% Franked per
	Security	Security (1)

Interim dividend	12.0	42%
Final dividend	35.0	43%

Record date	7 October 2011
Payment date	21 October 2011
(1) The entire unfranked portion of the dividend is declared to be conduit foreign income. Accordingly the unfranked portion payable to non-residents which would otherwise be subject to 15% non-resident shareholders’ withholding tax is exempt from that tax.

Net tangible assets	30 June	30 June
	2011	2010

Net tangible asset per security	8.74	9.48
For further explanation of the above figures, please refer to the Directors’ Report, press release and market presentations filed with the Australian Securities Exchange Limited (“ASX”).
The remainder of the information required by Listing Rule 4.3A is contained in the attached additional information.
The consolidated financial statements are based on accounts which have been audited.

Directors’ report
Your directors present their report on the consolidated entity (the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the year ended 30 June 2011.
Names and particulars of directors
The names of the directors of the Company in office during the whole of the financial year and up to the date of this report together with their qualifications and experience are as follows:
Paul J Varello BCE (Civil Engineering) (age 67)
Chairman and Independent non-executive director
Appointed as a director in November 2005, appointed Deputy Chairman in November 2008 and Chairman in August 2009. Member of the Remuneration Committee and Nomination/Governance Committee. Mr Varello is Chairman of Commonwealth Engineering and Construction (“CEC”), located in Houston, Texas. Prior to founding CEC in 2003, he was Chairman and CEO of American Ref-Fuel Company. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers.
Daniel W Dienst JD (age 46)
Executive Director and Group Chief Executive Officer
Executive Director and Group Chief Executive Officer since March 2008. Member of the Safety, Health, Environment & Community Committee, Nomination/Governance Committee and Finance & Investment Committee. Mr Dienst was formerly a director (since June 2001), Chairman (since April 2003), Chief Executive Officer (since January 2004) and President (since September 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. From January 1999 to January 2004, he served in various capacities with CIBC World Markets Corp., lastly as Managing Director of the Corporate and Leveraged Finance Group. From 2002-2005, he was Chairman of the Board of Metals USA, Inc., a NASDAQ – listed steel service center company until its sale to a private entity. He is a director of other Sims Metal Management Limited subsidiaries and associated companies. He is a graduate of Washington University and received a Juris Doctorate from The Brooklyn Law School.
Norman R Bobins BS, MBA (age 68)
Independent non-executive director
Appointed as a director in March 2008. Chairman of the Finance & Investment Committee. He was formerly a director of Metal Management, Inc (since 2006). Mr Bobins is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr Bobins is the Non-Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc. and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.

Geoffrey N Brunsdon B Comm (age 53)
Independent non-executive director
Appointed as a director in November 2009. Member of the Risk, Audit & Compliance Committee and Finance & Investment Committee. Until June 2009, Mr Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management Limited (since November 2009), a director of Macquarie University Hospital, Chairman of MetLife Insurance Limited (since April 2011) and is a member of the Takeovers Panel. He was a member of the listing committee of the Australian Securities Exchange between 1993 and 1997 and was a director of Sims Group Limited between 1999 and 2007. He is a Fellow of the Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr Brunsdon is also a director of several non-profit organisations, including Redkite (supporting families who have children with cancer), the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.
J Michael Feeney B Comm (Marketing) (age 65)
Independent non-executive director
Appointed as a director in September 1991. Chairman of the Remuneration Committee and member of the Risk, Audit & Compliance Committee and Nomination/Governance Committee. Mr Feeney was formerly an Executive Director of Collins Partners Corporate Advisory and prior to that Finance and Strategy Director for Philip Morris, Executive Director, Strategy & Corporate Affairs for Elders IXL and Executive Director, Corporate Strategy of Elders Resources NZFP.
Robert Lewon BS (age 68)
Independent non-executive director
Appointed as a director in March 2008. Chairman of the Nomination/Governance Committee and member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a director (since March 2004) of Metal Management, Inc. Mr Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, he has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the company, he was a long-time advisor/consultant to TAMCO, the only steel mill in California.
Gerald E Morris BA (age 79)
Independent non-executive director
Appointed as a director in March 2008. Chairman of the Risk, Audit & Compliance Committee and member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a director (since January 2004) of Metal Management, Inc. He previously served as President and CEO of Intalite International N.V., as Chairman and director of Beacon Trust Company, and as as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a Certified Public Accountant.
Christopher J Renwick AM, FAIM, FAIE, FTSE - BA, LLB (age 68)
Independent non-executive director
Appointed as a director in June 2007. He is Mitsui’s designated independent director. Chairman of the Safety, Health, Environment & Community Committee and member of the Finance & Investment Committee. Mr Renwick was employed with the Rio Tinto Group for over 35 years rising, in 1997, to Chief Executive, Rio Tinto Iron Ore, a position he held until his retirement in 2004. He is Chairman and director of Coal and Allied Industries Limited (since 2004) and Chairman of the RioTinto Aboriginal Fund (since 2004). He previously served as a director of Downer EDI Limited (from 2004 to 2010).

M Paul Sukagawa BA (age 60)
Non-independent non-executive director
Appointed as a director in November 2009. He is Mitsui’s designated representative director. Member of the Finance & Investment Committee and the Safety, Health, Environment & Community Committee. Mr Sukagawa joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004–2007), President & CEO of PT. Mitsui Indonesia (2007–2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.
James T Thompson BS (age 61)
Independent non-executive director
Appointed as a director in November 2009. Member of the Safety, Health, Environment & Community Committee and the Risk, Audit & Compliance Committee. Mr Thompson was, from 2004 until his retirement in 2007, Executive Vice President–Commercial for The Mosaic Company, one of the world’s largest fertiliser companies with sales of US$8 billion and some 7,500 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974–2004 in various roles at Cargill, Inc of Minnesota, United States leading to the position of President of Cargill Steel Group from 1996–2004. During that period he also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). Mr Thompson is currently a director of Hawkins Chemical, Inc. He has a BS from the University of Wisconsin–Madison.
Company secretaries
Frank Moratti B Comm, LLB, MBA (Executive)
Mr Moratti was appointed to the position of Company Secretary in 1997. Before joining the Company, he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and, prior to that, worked as a solicitor with a major legal practice.
Scott Miller BS, MS, JD, PE
Mr Miller was appointed to the position of Company Secretary in 2008. Since joining the Company in 1997, Mr Miller has held positions as legal counsel and manager for environmental affairs for North American operations. Before joining the Company, he held positions at an environmental mediation firm, as an attorney with a major legal practice, and as a consulting engineer.

Directors’ Meetings
The following table shows the actual board and committee meetings held during the financial year and the number of meetings attended by each director.

			Safety, Health,
		Risk, Audit &	Environment		Finance &	Nomination/
	Board of	Compliance	& Community	Remuneration	Investment	Governance
	Directors	Committee	Committee	Committee	Committee	Committee

Meetings held	12	6	4	3	7	5
P Varello	12			3		5
D Dienst	12		4		7	5
N Bobins	11				7
G Brunsdon	12	6			7
JM Feeney	12	6		3		5
R Lewon	12		4		7	5
G Morris	11	6		3		5
C Renwick	10		4		6
M Sukagawa	12		4		7
J Thompson	12	6	4

Directors’ interests
As at the date of this report, the interests of the directors in the shares, options, or performance rights of the Company are set forth below. Shares owned by each director are either in the form of ordinary shares or American Depositary Shares (“ADS”).

		Options over	Performance
	Shares	Shares	Rights

P Varello (ADS)	74,925	-	-
D Dienst (ADS)	597,293	973,599	529,963
N Bobins (ADS)	54,600	-	-
G Brunsdon	3,870	-	-
JM Feeney	27,789	-	-
R Lewon (ADS)	-	61,500	-
G Morris (ADS)	30,000	143,500	-
C Renwick	3,144	-	-
M Sukagawa	-	-	-
J Thompson (ADS)	5,000	-	-

Principal activities
The Group operates predominantly in the secondary metal recycling industry. Its core businesses include:
•	Ferrous secondary recycling, which comprises the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling, which comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

•	Recycling solutions, which comprises the provision of environmentally responsible solutions for the disposal of post-consumer electronic products including IT assets recycled for commercial customers. The Group offers fee-for -service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

•	Secondary processing, which comprises a value-added process involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

Review of operations
A review of the operations of the Group during the financial year and the results of those operations are set out in the Chairman’s and Group Chief Executive Officer’s Review in the annual report and in the press release announcing the results for the financial year as filed with the ASX.
Dividends
The board determined a 43% franked final dividend of 35.0 cents per share for the financial year to be paid on 21 October 2011. The interim dividend for the financial year was 12 cents per share franked at 42% and was paid on 8 April 2011.
Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the financial year not otherwise disclosed elsewhere in this report.
Significant events after the balance sheet date
The directors are not aware of any items, transactions or events of a material or unusual nature that have arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.
Likely developments
Information as to the likely developments in the operations of the Group is set out in the Chairman’s and Group Chief Executive Officer’s Review in the annual report.
Environmental regulation and greenhouse gas and energy data reporting requirements
The Group is subject to environmental regulations and reporting requirements in Australia and other countries in which it operates. The Group has licenses and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity’s performance in relation to environmental regulation is set out in the annual report.
The Group’s Australian operations are subject to the reporting requirements of both the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007.
The Energy Efficiency Opportunities Act 2006 requires the Company to assess the energy usage of its Australian operations, including the identification, investigation and evaluation of energy saving opportunities, and to report publicly on the assessments undertaken, including what action the Company intends to take as a result. The Group continues to meet its obligations under this Act.
The National Greenhouse and Energy Reporting Act 2007 requires the Group to report its annual greenhouse gas emissions and energy use of its Australian operations. The Group has implemented systems and processes for the collection and calculation of the data required to enable it to prepare and submit its report to the Greenhouse and Energy Data Officer by 31 October 2011.

Insurance and indemnification of officers
During the financial year, the Company had contracts in place insuring all directors and executives of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid as such disclosure is prohibited under the terms of the contracts.
Share option and rights
Unissued Shares
As of the date of this report, there are 4,048,988 share options outstanding and 2,178,242 rights outstanding in relation to the Company’s ordinary shares. Refer to Note 24 of the consolidated financial statements for further details of the options and rights outstanding as at 30 June 2011. Option and right holders do not have any right, by virtue of the option or right, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options and vesting of rights
During the financial year, there were 239,733 ordinary shares issued upon the exercise of share options and 123,444 ordinary shares issued in connection with the vesting of rights. Refer to Note 24 of the consolidated financial statements for further details of shares issued pursuant to share-based awards. Subsequent to the end of the financial year and up to the date of this report, 14,916 ordinary shares were issued in connection with vesting of rights.
Non-audit services
The Company may decide to employ its external auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Group are important.
Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the financial year are set out in Note 26 of the consolidated financial statements.
The board has considered the position and, in accordance with advice received from the Risk, Audit & Compliance Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set forth in Note 26 of the consolidated financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:
•	All non-audit services have been reviewed by the Risk, Audit & Compliance Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 28.
Rounding of amounts
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest one hundred thousand dollars, unless otherwise indicated.

REMARKS BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE
Dear Shareholder,
We are pleased to present your Company’s 2011 Remuneration Report and hope that you will find it to be clear, informative and easy to comprehend.
Key Enhancements to the Remuneration Report
Last year, enhancements were made to the remuneration report following feedback received from shareholders and shareholder advisory groups. In our continuing effort to address shareholder feedback and make the remuneration report more straightforward and transparent, the following additional enhancements were made for the 2011 financial year:
•	The addition of a new diagram (on page 10) which illustrates the role of the Board, Remuneration Committee (Committee), management and external advisers.

•	The addition of a new diagram (on page 11) which provides a snapshot of the Company’s vision, remuneration principles and remuneration components.

•	The ‘Total Target Remuneration Mix’ table (on page 12) has been turned into a chart which now graphically illustrates the elements which make up target remuneration, including the significant portion of remuneration which is ‘at-risk’.

•	Additional transparency and detail in the Short-Term Incentive (STI) Plan table (on page 19) around financial performance by comparing business unit performance as measured against threshold and maximum (where applicable) instead of only measured against target.

•	A new Long-Term Incentive (LTI) table (on page 19) which more clearly displays the vesting of Rights for each tranche/metric of each Rights grant.

•	The addition of a new table (on page 21), ‘Actual Remuneration Outcomes’, which outlines actual remuneration outcomes for the 2011 financial year. This table represents an additional disclosure which is not mandatory, but we feel provides greater transparency for our shareholders.
Summary of Remuneration Approach
The Company’s remuneration philosophy is designed to provide a remuneration program that:
•	Attracts, motivates and retains the best and brightest of its senior executive, leadership and staff positions;

•	Drives the Company’s business strategy of continued growth and success as a major global corporation; and

•	Aligns reward opportunities with shareholder interests.
Sims Metal Management operates in over 250 locations across five continents. Given our global scale, it is imperative that our remuneration practices take into account local market practice, particularly in our largest jurisdiction of the United States where we compete for much of our talent and business. Of the six members of your current senior management team (which includes the Executive Director and Senior Executives), four are based in the United States, one is based in the United Kingdom, and one is based in Australia.
Fixed Remuneration
In light of our global operations, our executive fixed remuneration levels are benchmarked against a comparator group by Mercer (the Board’s external remuneration adviser). The comparator group includes industry-related companies of a relative size, footprint and complexity, as noted in the report. Adjustments with respect to fixed remuneration were made in the 2011 financial year in accordance with the above, factoring in appropriate benchmarks and executive performance.
Variable Pay
Our variable pay plans use demanding financial and individual performance criteria focused on delivering short-term and long-term value to shareholders. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practice in the United States, the United Kingdom and Australia.
Our STI Plan is a global plan and the 2011 financial year metrics were in alignment with the Company’s strategic plan and its cost of capital. The STI plan for the Executive Director and Senior Executives are weighted 80% towards financial measures and 20% on individual measures to drive and reinforce desired individual behaviours and outcomes. While the Company’s financial performance improved over the 2011 financial year, the STI Plan performance against its overall financial goals came in below target. However, some regions did reach or out-perform their target. As such, bonuses were paid to the Executive Director and Senior Executive team in line with the respective performance of the Group or region as applicable, in conjunction with their performance against their individual objectives.

Under our LTI Plan, performance rights and options (or phantom options) are granted to select Company executives consistent with the framework of the awards made to the Executive Director, as approved by shareholders in November 2010. These awards provide meaningful remuneration opportunities aligned with the Company’s share price performance and reflect the importance of retaining the Company’s world class management team.
The performance rights are nil exercise price options and vest subject to relative total shareholder return (TSR) performance against an industry peer group over a 3-5 year period. This is consistent with competitive market practice in Australia and the United Kingdom. The options have an exercise price which is equal to the average share price for the five days preceding the grant date. They vest in three equal installments over a three year period subject to continued service. The options reward executives for share price growth and only deliver value if the share price exceeds the exercise price at the end of the vesting period. This is consistent with competitive market practice in the United States.
This LTI structure ensures that executives focus on both shareholder value creation relative to companies within the Company’s industry, as well as the creation of absolute shareholder value. Under this structure, executives cannot receive their full LTI opportunity unless the Company’s share price has grown both in absolute terms and is above the median against its industry peer group. This structure is more rigorous than other structures typically seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can vest if relative TSR performance is strong but no shareholder value has been created.
Workforce Diversity
During the 2011 financial year, in recognition of the value and advantages of having a diversified workforce, the Board approved a Workforce Diversity Policy. Consistent with such policy, as noted on page 10, the Committee now has an overarching role to review and monitor the effectiveness of this policy and its objectives.
We will keep our remuneration policy and practices under constant review as we continue to strive to achieve ‘best practice’ in the alignment of remuneration with corporate strategy and shareholder wealth.
We welcome and value your feedback as we continue to find ways to improve communications with our shareholders.
Yours sincerely,

Michael Feeney
Remuneration Committee Chair
RemCoChair@simsmm.com

REMUNERATION REPORT
The Directors of Sims Metal Management Limited present the Remuneration Report for the Company and the Group for the 2011 financial year. The information provided in this Remuneration Report has been audited.
The Remuneration Report is set out as follows:

Section	Description	Page #

A	The Role of the Remuneration Committee	10

B	Executive Remuneration Policy	11

C	Executive Remuneration Framework	12

D	Remuneration Outcomes For Executives During The 2011 Financial Year, Including Discussion Of The Linkage Between ‘At-Risk’ Remuneration And Company Performance	18

E	Executive Contracts	22

F	Share-based Payment Disclosures	23

G	Non-Executive Director Remuneration	26

The Remuneration Report outlines the Company’s remuneration philosophy and practices together with details of specific remuneration arrangements that apply to the Company’s Non-Executive Directors, Executive Director and Senior Executives. This group constitutes the Key Management Personnel of the Company. Together with Mr Lion, this group also includes the five most highly remunerated executives of the Company and Group as required under the Corporations Act 2001. Individuals that comprise this group are outlined below.

Name	Position
Directors

Paul J Varello	Chairman and Independent Non-Executive Director
Daniel W Dienst	Executive Director and Group Chief Executive Officer
Norman R Bobins	Independent Non-Executive Director
Geoff N Brunsdon	Independent Non-Executive Director
J Michael Feeney	Independent Non-Executive Director
Robert Lewon	Independent Non-Executive Director
Gerald E Morris	Independent Non-Executive Director
Chris J Renwick	Independent Non-Executive Director
M Paul Sukagawa	Non-Independent Non-Executive Director
James T Thompson	Independent Non-Executive Director

Senior Executives

Graham Davy	Chief Executive Officer – European Metals and Sims Recycling Solutions (SRS), Global Operations
Robert Kelman	President – Commercial North America
Robert C Larry	Group Chief Financial Officer
Darron McGree	Managing Director Australia and New Zealand
Alan D Ratner	President – Operations North America

Other Group Executive

Michael Lion[1]	Chairman, Sims Metal Management Asia Limited

1.	While Mr Lion is not a key management person, his remuneration has been disclosed as he is one of the five highest remunerated executives of the Company and Group in accordance with the requirements of the Corporations Act 2001.

A: THE ROLE OF THE REMUNERATION COMMITTEE
The primary role of the Committee is to support and advise the Board on the implementation and maintenance of coherent, fair and responsible remuneration policies and practices which are observed by the Company and enable the Company to attract and retain executives and directors who will create value for shareholders of the Company. The Committee’s charter, which is available on the Company’s website at www.simsmm.com, provides further information on the role of the Committee.
The diagram below illustrates the role of the Board, Committee, management and external advisers (including remuneration consultants) in relation to remuneration.
In recognition of the value and advantages of having a diversified workforce, during the 2011 financial year, the Board approved a Workforce Diversity Policy, which has been posted on the Company website. Consistent with such policy, the Committee also now has an overarching role to:
•	Review, note and monitor the effectiveness of this Policy;

•	Review and approve the measureable objectives for achieving diversity; and

•	Annually review both those objectives and progress in achieving them, including the relative proportion of women at all levels.

B: EXECUTIVE REMUNERATION POLICY
Executive remuneration policy
The executive remuneration policy recognises that the Company operates in a global environment and that the Company’s performance depends on the quality of its people.
The policy seeks to ensure alignment between the Company’s remuneration philosophy, business strategy and the best interest of its shareholders.
Aims of the executive remuneration policy
The primary aim of the Company’s remuneration policy is to attract, motivate and retain high calibre executives. To do so, the Company provides executive remuneration packages that are competitive (referencing market data), and commensurate with employee responsibilities and accountabilities. The diagram below provides a snapshot of the Company’s remuneration principles and its components, and how this supports the Company’s overall vision.

C: EXECUTIVE REMUNERATION FRAMEWORK
The executive remuneration framework reflects the international nature of the Company and the fact that we employ executives based throughout the world.
The framework is continually reviewed by the Committee to ensure best practices are followed. The Company also undertakes an annual remuneration review to determine the total remuneration positioning of its executives against the market.
Fixed and variable (‘at-risk’) remuneration mix
In line with the Company’s intent to ensure the executive remuneration framework is aligned to the Company’s performance, a significant portion of the executive’s remuneration is ‘at-risk’. The following chart sets out the target remuneration mix; that is, fixed remuneration (salary/package), target short-term incentive, and long-term incentive for the Executive Director, Group Chief Financial Officer (CFO) and Senior Executives.
Fixed remuneration
Fixed remuneration comprises base salary and benefits.
•	Base salary is determined on an individual basis, taking into consideration the individual’s capability, experience, responsibilities and accountability, as well as external market factors.

•	Benefits programs may include health insurance, life and disability insurance, retirement programs (depending on national government and tax regulations) and car allowances.
Remuneration packages (including fixed components of base salaries and benefits) are reviewed annually. In reviewing any changes to executive remuneration, the Committee references individual performance, as well as market-based comparable positions in public surveys and obtains advice from their external remuneration consultant where necessary.
The Committee retained remuneration consultant, Mercer, to benchmark executive remuneration against a comparator group, which includes industry-related companies of similar sized revenue and market capitalisation (i.e., from approximately half the Company’s size to twice the Company’s size) with similar geographic footprints and complexity. Adjustments with respect to fixed remuneration were made in accordance with the above factoring in appropriate benchmarks and executive performance. In respect of Mr Davy, the benchmark analysis showed that his remuneration package was out of line with regional market data, specifically in regard to his global responsibility for the SRS division. This was addressed by increasing his package to bring him in line with the regional market data.
There are no guaranteed increases to any components of fixed remuneration for any executives.
‘At-risk’ remuneration
‘At-risk’ remuneration comprises both short-term and long-term incentives. ‘At-risk’ means an absence of certainty regarding the payment of a particular component of remuneration in the event agreed-upon performance hurdles or employment conditions are not met during the performance period. The remuneration of executives is linked to performance through short- and long-term incentives. Details on each of these plans are outlined below.

Short-Term Incentive Plan (STI Plan)
Executives are eligible to participate in the Company’s STI Plan.
The table below summarises the key aspects of the STI Plan.

Frequency, timing and form of award	-	Executives have an opportunity to earn an annual cash-based incentive based on the achievement of pre-defined targets over the financial year.
	-	Individual targets are set on an annual basis.
	-	Payment is made in September following the finalisation of the audited financial results.

Target and maximum STI opportunities	-	The STI target opportunity is 130% of fixed remuneration for the Executive Director, 100% of fixed remuneration for Senior Executives and 80% of the annual consulting fee for the Other Group Executive.
	-	The STI opportunity ranges from a minimum of nil payment to a maximum opportunity of 200% of the target opportunity for all executives.

Performance measures for the Executive Director and Senior Executives

	1.	The weighting for the Other Group Executive is based 100% on financial measures of the Group.
	2.	ROCCE is computed as Profit Before Interest and Taxes (PBIT) divided by Average Controlled Capital Employed (CCE).

	-	The Company understands the desire for greater transparency of specific targets. However, given the Company’s size and position in the industry, we believe disclosing precise financial / individual performance targets would put us at a competitive disadvantage due to commercial sensitivity. Performance against the financial targets is set out in Section D.

Rationale for performance measures	-	ROCCE has been approved by the Committee as the appropriate financial measure as the Committee believes that ROCCE is a key performance driver of the Group. ROCCE focuses on the effective management of invested capital while encouraging maximisation of operating profits.
	-	The Company has chosen relevant individual performance measures to drive and reinforce the desired individual behaviors and outcomes even in difficult economic and financial times.

	Financial measures	Individual measures
Weighting	• 80%[1]	• 20%
Metrics
•     Based on ROCCE targets[2], taking into account Group or business unit cost of capital.
•     Group Executives – ROCCE is based wholly on overall Group performance.
•     Regional Executives – ROCCE is based wholly on the results of their own business units.

•     Individual goals are set in several key performance areas which focus on individual initiatives that are critical to the overall success of the Company. They may include:
-     Safety (i.e., reduction in certain safety metrics)
-     Implementation of certain aspects of the Company strategic plan
-     Talent Management (i.e., succession planning, management development, etc.)
-     Sustainability
-     Shareholder and community relations

Determination of performance measures
-   The financial targets for executives are recommended each year by the Executive Director and reviewed by the Committee for recommendation to the Board for approval. The financial targets for the Executive Director are recommended by the Committee and approved by the Board. The financial targets are determined by taking into consideration stretch performance targets in the context of the economic cycle.

-   Individual measures and targets for Senior Executives are recommended on an annual basis by the Executive Director, and approved by the Committee, taking into consideration the Company’s stretch performance targets. The targets for the Executive Director are recommended by the Committee for approval by the Board.

Assessment of performance against measures
-   Threshold, target and maximum individual award opportunities have been established and vary by position.
-   A minimum ROCCE threshold and individual level of performance must be met for executives to be eligible for payment. Payment between threshold and maximum is then determined by reference to ROCCE and individual performance outcomes against pre-defined targets. Once the threshold hurdle is met, awards are linear in calculation until the maximum hurdle is reached.
-   At the end of the financial year, each executive’s individual performance is assessed based on appropriate ROCCE performance (e.g., overall Group performance or the relevant business unit) and a review of individual performance achievement against pre-defined key performance areas.
-   The individual’s performance is rated on a scale of 0 to 4. Participants must receive a weighted average rating of at least 2.0 (meets expectations) in order to receive target payment based on the individual performance component. A rating below 1.75 results in no award with regard to the individual performance component.
-   Senior Executive performance is assessed by the Executive Director, and recommended payments are considered and, if appropriate, approved by the Committee. For the Executive Director, performance is assessed by the Committee and a recommended payment is approved by the Board.
-   Performance against the financial targets is set out in Section D.

Termination provisions
-   A voluntary termination or termination for cause prior to the last calendar day of the fiscal year will result in no STI being paid for the year unless the Committee determines otherwise.
-   Upon a qualifying cessation (i.e., termination due to death, disability or redundancy), STI performance for the relevant period will be assessed and paid.

Long-Term Incentive Plan (LTI Plan)
The Committee believes that executive participation in equity-based incentive plans is a key element which aligns executive and shareholder objectives. The Company’s LTI Plan is the principal means of allowing executives, including the Executive Director and Senior Executives, the opportunity to be rewarded for the Company’s growth in share price and total shareholder return. The LTI Plan provides a direct link between the value created for shareholders, and the reward earned by executives. It also assists in the retention of executives.
The LTI Plan allows for grants of performance rights (rights), options and phantom options. The LTI Plan structure is designed to focus on two key aspects of future performance. First, rights recognise shareholder value creation relative to companies either within the Company’s industry or of a similar nature, as measured by TSR. Second, options (and phantom options where applicable) reflect creation of absolute shareholder value, as recognised by absolute growth in the Company’s share price.

Performance Rights	- A right is a contractual right to acquire an ordinary share for nil consideration. United States participants have their rights settled in American Depositary Shares (ADSs).

-     Rights reward executives for relative performance as a relative total shareholder return (TSR) hurdle must be satisfied in order for the rights to vest. This reflects common market practice in Australia and the United Kingdom.

- Due to the correlation with the peer group used in the Company’s relative TSR measure, the Company must outperform its peers regardless of how the broader stock market is performing.

Options
-     An option is a contract that gives the holder the right, but not the obligation, to acquire an ordinary share at a fixed price over a specified period of time. United States participants have their options settled in ADSs.

- Options reward executives for absolute share price performance. This is because the options only have value if the share price exceeds the exercise price at the end of the vesting period. The options are also subject to a continuous service vesting condition. This reflects common market practice in the United States where the Company competes for much of its talent and business.

Phantom Options
-     Phantom options operate in the same manner as options, however they are cash-settled rather than equity-settled. Accordingly, rather than receiving one fully paid ordinary share in the Company upon exercise, the executive receives the value of one fully paid ordinary share in the Company in cash.

-     From 1 July 2010 onwards, phantom options (as opposed to equity-settled options) are offered to participants in Australia and India because of the differing securities laws and taxation treatments in those jurisdictions.

The Board believes that the combined rights / options structure provides an appropriate balance in terms of ensuring that rewards for executives, including the Executive Director, Senior Executives and the Other Group Executive are competitive, aligned to the Company’s global business and its shareholders, and reflect market practice in Australia, the United States and the United Kingdom. In addition, this structure is more rigorous than other structures commonly seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can vest if relative TSR performance is strong but no shareholder value has been created.
The following table summarises the LTI Plan as it relates to grants made in the 2011 financial year.

Options /
		Phantom Options	Rights

Frequency and timing of awards
-   The Company’s shareholders approved an LTI award for the Executive Director at the Company’s 2010 Annual General Meeting. In conjunction with that meeting, the Committee approved and granted LTI awards for the Senior Executives.

- Awards are typically made on an annual basis.

Valuation of grants
-   The fair value of rights and options are calculated by Mercer, the Company’s external valuation consultant, at their grant date using a Black-Scholes, Binomial or Monte Carlo simulation option pricing model as appropriate. See Note 24 of the financial report for assumptions used in determining the fair value.

Treatment of dividends		- Holders of rights and options are not entitled to dividends over the term of the relevant vesting period (and in the case of options, until exercised).

Performance conditions	Performance measure and rationale
-   In order for options to deliver value to participants, the Company’s share price must increase above the exercise price. This aligns the award’s value to absolute growth in shareholder wealth, as measured by share price.

-   In order for rights to vest, the Company’s TSR must be at the 51st percentile or higher against a comparator group of companies. Above the 51 st percentile, vesting is prorated, with full vesting occurring at the 75th percentile. TSR aligns the vesting of executive awards to relative shareholder wealth creation.

	Performance period	- Options generally vest in three equal installments over a three year period. This vesting schedule reflects common United States practice.[1] - Options expire seven years after the date of grant.
-   Performance is measured over an initial three year period starting 1 July 2010 through 30 June 2013, with two potential annual re-tests at Year 4 (30 June 2014) and Year 5 (30 June 2015).
-   The potential test at Year 4 and Year 5 will be measured over the extended four year and five year periods respectively.
-   Respectful of the feedback from shareholders and shareholder advisory groups, the Board and the Committee continue to maintain a firm belief that re-testing motivates executives to exert an extra level of effort in the years subsequent to the original performance period to bring performance above the median (or higher) of the comparator group. Where executives receive value from the re-test, shareholders will also have experienced enhanced relative shareholder returns in those subsequent years. Accordingly, re-testing has been maintained for the 2011 financial year.
-   Any unvested rights outstanding at the end of Year

Options /
	Phantom Options	Rights

5 will immediately lapse.

Exercise price	- The exercise price of options is set at grant, and is equal to the average closing share price for the five days preceding the grant date[2]	- Nil

Comparator group	- N/A	- The following companies comprise the current comparator group, chosen from comparable industry sectors:

Peer companies

		AK Steel	Posco

		Allegheny Technologies	Reliance Steel

		ArcelorMittal	Schnitzer Steel

		BlueScope Steel	Steel Dynamics

		Commercial Metals	The Timken Company

		Mueller Industries	Tokyo Steel

		Nucor	U.S. Steel

		OneSteel	Worthington Industries

Vesting schedule	- N/A	The vesting schedule against the relative TSR hurdle is:

		TSR growth relative to the comparator group	Proportion of TSR grant vesting

		Less than 51st percentile	0%

		51st percentile	50%

		51st percentile to 75th percentile	Pro-rata straight line

		75th percentile or higher	100%

Sales restrictions post vesting
-  In prior year awards, executives resident in Australia were restricted from selling or disposing of any shares issued on exercise of rights and options until the Board approved the release of shares, the executive ceased to be an employee or seven years from the grant date. Sales restrictions no longer apply post-vesting for rights and options granted in the 2011 financial year to such participants, due to the change in the award structure (i.e., the transition to phantom options), and due to changes in the tax treatment.

- To simplify the tax treatment for individuals, no disposal restrictions apply to rights on vesting.

Treatment of awards on termination of employment
-  Where participants resign, or are terminated for cause, awards are forfeited.
-  Where termination of employment is the result of a qualifying cessation (i.e., death, total or permanent disablement, or other circumstances at the discretion of the Board), participants will be entitled to unvested awards in accordance with the original vesting schedule.

-  Unvested awards will continue to be held by participants and tested at the end of the performance period. However, no additional re-testing will be permitted. Any unvested awards lapse at the end of the initial performance period, subject to the Board’s discretion.

Treatment of awards on change of control	- A change in control of the Company may trigger full vesting of awards, subject to Board discretion in certain circumstances.

1.	Each installment vests following the date the Company announces its annual financial results to the Australian Securities Exchange (ASX) for its 2011, 2012 and 2013 financial years.

2.	For United States executives, option awards are not Incentive Stock Options for the purposes of section 422 of the United States Internal Revenue Code.

Special Equity Awards
To recognise significant performance and retention of individual executives, the Board, from time to time, following recommendations from the Committee, grants special equity awards outside the scope of the annual LTI Plan awards.
In acknowledgment of his leadership in growing the Global SRS business, as well as his management of the United Kingdom Metals business, Mr Davy was awarded a special recognition / retention equity award of 28,893 restricted share units on 16 June 2011. The entire equity award vests three years from the date of grant on 16 June 2014, provided that Mr Davy, unless subject to a prior qualifying cessation event, remains an employee of the Group at that date.
In recognition of his re-commitment to the Company, Mr Lion was awarded a signing bonus of 14,127 restricted share units on 9 September 2010. The award vests annually in three equal installments commencing on 9 September 2011, provided that Mr Lion, unless subject to a prior qualifying cessation event, remains a director of Sims Metal Management Asia Limited on those respective dates.
Guidelines for Group CEO Approval of Discretionary Awards
In the 2011 financial year, the Committee implemented clearly defined Group CEO approval authority limits for individual discretionary cash awards and aggregate discretionary cash and/or equity awards.
With regard to individual awards, any individual discretionary cash award in excess of US$500,000 must be presented to the Committee for approval. With regard to aggregate awards, if the aggregate sum of the cash and/or equity award per occurrence is in excess of the Group CEO Discretionary Capital Expenditure authority (currently US$1,000,000), then it must be presented to the Committee for approval.
Securities Trading Policy
The trading of securities issued to participants pursuant to the Company’s LTI Plan is subject to, and conditional upon, compliance with the terms of the Company’s policy titled ‘Dealings in Sims Metal Management Limited Securities’ (a copy of which is available on the Company’s website at www.simsmm.com). Executives are prohibited from entering into any hedging arrangements over unvested awards under the Company’s LTI Plan. The Company would consider a breach of the insider securities trading policy as a serious misconduct, which may lead to disciplinary action, up to and including dismissal.

D: REMUNERATION OUTCOMES FOR EXECUTIVES DURING THE 2011 FINANCIAL YEAR, INCLUDING DISCUSSION OF THE LINKAGE BETWEEN ‘AT-RISK’ REMUNERATION AND COMPANY PERFORMANCE
Overview of the link between remuneration and performance
In accounting for the Group’s performance and benefits for shareholder wealth, the Committee considers the following indices in respect of the current financial year and the previous four financial years.

	2011	2010	2009[1]	2008	2007

Profit/(Loss) Before Interest and Tax (A$m)	301.1	208.1	(103.0)	692.1	384.9
Diluted EPS (cents) [2]	93.3	64.5	(82.5)	306.3	191.0
Return on Shareholders’ Equity	6.6%	3.9%	(5.3)%	15.5%	20.5%
Total dividends (cents)	47.0	33.0	38.0	130.0	120.0
Share price at 30 June A$	17.65	17.11	26.51	41.69	26.50

[1]	A $191 million non-cash goodwill impairment charge was made in the 2009 financial year.
[2]	Diluted EPS for the prior periods have been adjusted to reflect the shares issued in connection with the institutional placement and share purchase program in November and December 2009. See Note 3 of the financial report.
PBIT is used as one the financial performance metrics in setting the STI Plan hurdles as it is this figure divided by Average Controlled Capital Employed that determines ROCCE.
Dividends, share price and return on shareholders’ equity are included in the TSR calculation which is the performance criteria assessed for the LTI Plan. The TSR graph below compares the Company’s TSR against the LTI comparator group (as referenced above) for the five year period ending 30 June 2011. TSR is the return to shareholders provided by share price appreciation plus dividends (which are assumed to be reinvested in the Company’s shares) expressed as a percentage of the share price at the beginning of the measurement period, adjusted where appropriate for bonus issues, capital consolidation or equivalents.

Short-term incentives
As noted previously, STI Plan measures are based on financial performance (ROCCE) and individual performance measures. The table below outlines 2011 financial year Group and business unit performance against STI Plan ROCCE targets.

ROCCE
Name	Business Unit	Performance

D Dienst	Group	Above Threshold
G Davy	Global SRS (less United Kingdom SRS)	At Maximum
G Davy	United Kingdom Metals/United Kingdom SRS	Above Threshold
R Kelman	North America Metals	Below Threshold
R Larry	Group	Above Threshold
M Lion	Group	Above Threshold
D McGree	Australia Metals	Above Target
D McGree	New Zealand Metals	Above Threshold
A Ratner	North America Metals	Below Threshold

The following table outlines the proportion of the target STI that was earned and forfeited in relation to the 2011 financial year. Both ROCCE and individual performance influences individual STI payments.

	Proportion of	Proportion of	Proportion of	Proportion of
	target STI	target STI	target STI	target STI
	earned during	forfeited during	earned during	forfeited during
	the 2010	the 2010	the 2011	the 2011
Name	financial year	financial year	financial year	financial year

D Dienst	20%	80%	95%	5%
G Davy	168%	0%	148%	0%
R Kelman	20%	80%	20%	80%
R Larry	20%	80%	95%	5%
M Lion	0%	100%	93%	7%
D McGree	148%	0%	102%	0%
A Ratner	20%	80%	20%	80%

Long-term incentives
Actual vesting outcomes of the rights granted in the 2008 and 2009 financial years, as a result of the Company’s performance, are outlined in the table below.

	2008 grant[1]		2009 grant[4]

	% of Rights that	Additional % of Rights	% of Rights that
	vested in 2011	that will vest in 2012	will vest in 2012

	(based on performance	(based on performance	(based on performance
	over initial 3 year period	over extended 4 year	over the initial 3 year
	to 30 June 2010)	period to 30 June 2011)	period to 30 June 2011)

Relative TSR	59.6%[2]	0%[3]	0%[5]

Earnings per share (EPS)	0%	0%	Not Applicable[6]

Earnings before interest, tax, depreciation and amortisation (EBITDA)	56.2%	43.8% (i.e., the full 100% of EBITDA rights will become vested)	Not Applicable[6]

1.	The 2008 rights had an initial performance period from 1 July 2007 to 30 June 2010. They had one retest on 30 June 2011 and will have a further re-test on 30 June 2012.

2.	This equated to a TSR percentile rank of 55.6%.

3.	No additional rights will vest in 2012 as the TSR performance rank over the extended four year period was 54.2%, which was below the initial performance rank of 55.6%.

4.	The 2009 rights had an initial performance period from 1 July 2008 to 30 June 2011. They have two potential further test dates, one on 30 June 2012 and one on 30 June 2013.

5.	No rights vested as the Company’s .TSR percentile rank was 43.8%.

6.	The 2009 rights were based on TSR only and did not have an EPS or EBITDA component.

Statutory Executive Remuneration Disclosures
Certain Executive Directors and executives (as disclosed below) are not residents of Australia. Their respective remuneration paid in foreign currency has been converted to Australian dollars at an average exchange rate for the year. Both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

						Post-
						employment
			Short-term benefits			benefits	Other		Share-
			Cash	Cash	Other	Pension and	long-term	Termination	based
(A$)	Location	Year	salary[1]	bonus[2]	benefits[3]	superannuation	benefits[4]	benefits	payments[5]	Total

Executive Directors
D Dienst[6]	USA	2011	1,305,536	1,603,851[11]	44,043	37,166	-	-	3,473,987	6,464,583
		2010	1,417,073	368,439	394,689	7,507	13,657	-	2,574,459	4,775,824

J Sutcliffe[8]	Australia	2011	-	-	-	-	-	-	-	-
		2010	449,095	387,000	35,209	484,290	1,981,054	1,551,200	1,328,297	6,216,145

Senior Executives
T Bird6, [9]	UK	2011	-	-	-	-	-	-	-	-
		2010	56,192	-	5,714	5,878	-	-	(664,803)	(597,019)

G Davy[6]	UK	2011	449,905	772,880	32,780	26,256	-	-	603,437	1,885,258
		2010	483,361	943,588	34,288	35,273	-	-	899,728	2,396,238

R Kelman[6]	USA	2011	652,768	130,554	36,972	29,482	5,060	-	661,570	1,516,406
		2010	708,536	141,707	204,684	22,257	-	-	724,993	1,802,177

R Larry[6]	USA	2011	652,768	616,866	36,100	31,731	5,060	-	959,237	2,301,762
		2010	708,536	708,536	113,461	20,006	14,001	-	867,373	2,431,913

D McGree	Australia	2011	605,611	720,391	4,401	105,603	21,703	-	575,638	2,033,347
		2010	573,743	1,029,977	21,449	100,580	27,328	-	712,110	2,465,187

A Ratner6, [10]	USA	2011	652,768	130,554	22,221	18,236	-	-	714,755	1,538,534
		2010	708,536	141,707	34,091	7,507	14,001	-	807,306	1,713,148

Total Executive Directors		2011	4,319,356	3,975,096	176,517	248,474	31,823	-	6,988,624	15,739,890
& Senior Executives		2010	5,105,072	3,720,954	843,585	683,298	2,050,041	1,551,200	7,249,463	21,203,613

Other Group Executive
M Lion[7]	Hong Kong	2011	632,527	724,117	128,810	-	-	-	301,890	1,787,344
		2010	556,624	180,043	112,479	-	-	-	-	849,146

1 Cash salary includes amounts sacrificed in lieu of other benefits at the discretion of the individual.
2 Cash bonus amounts for 2011 & 2010 reflect the amounts accrued for all executives under the 2011 & 2010 STI Plans respectively, except the amount in 2010 for Mr Sutcliffe, and the amount in 2010 for Mr Larry, which included a special bonus. In the case of Mr Lion, the 2011 cash bonus includes a A$202,409 signing bonus and a A$50,602 special bonus relating to the 2010 financial year.
3 Other short-term benefits include auto allowances, health and life insurance benefits, amounts accrued for annual leave during the period and personal security payments (for Mr Dienst). The amounts for Messrs Dienst, Larry and Kelman in 2010 include a one-time payment to buy out accrued annual leave from a discontinued plan for all United States employees. Effective for the 2011 financial year, the Company instituted a Paid Time Off policy for U.S. employees which included a carryover feature of up to two weeks. The amount for Mr Dienst in 2010 also includes a A$172,236 reimbursement for a redundant state tax payment (including gross-up) made due to a state tax jurisdiction dispute.
4 Other long-term benefits include amounts accrued for cash-based long-term incentive plans, long-service leave and deferred compensation plans.
5 Share-based payments represent the accounting expense (as computed pursuant to AASB 2 (IFRS 2), ‘Share-based Payments’) recognised by the Company for share-based awards.
6 Messrs Dienst, Larry, Ratner and Kelman receive their cash payments in United States dollars. Messrs Bird and Davy receive their cash payments in pounds sterling.
7 Mr Lion is a director of Sims Metal Management Asia Limited. His remuneration has been disclosed as he is one of the five highest remunerated Company and Group executives. He is not a key management person. Payments made in respect of Mr Lion’s services are paid in United States dollars. Mr Lion was not in the top five highest remunerated Company and Group executives in the 2010 financial year.
8 Mr Sutcliffe’s agreement was terminated by way of redundancy on 26 August 2009.
9 The Company accepted the resignation of Mr Bird on 17 August 2009.
10 Mr. Ratner received an overpayment of his car allowance in prior years which resulted in a repayment of A$14,169 in the 2011 financial year. The amounts reflected in the table above represent the actual amounts paid to Mr Ratner in the respective years. No adjustment has been made to reflect the related repayment.
11 Mr Dienst achieved 95% of his target STI opportunity in FY11 compared to 20% of his target STI opportunity in FY10.

Actual Remuneration Outcomes
In order to provide additional transparency, outlined below are the amounts actually received by the Executive Director, Senior Executives and the five highest remunerated executives of the Company and Group during the 2011 financial year (which includes the Other Group Executive).
The statutory remuneration tables, which are prepared consistent with Australian Accounting Standards and the Corporations Act 2001 (Cth), are outlined above.

		Fixed	Cash	Long-term	Total
(A$)	Location	remuneration[1]	bonus[2]	incentives[3]	remuneration
Executive Director

D Dienst[4]	USA	$1,386,744	$1,603,851	$412,416	$3,403,011

Senior Executives

G Davy[4]	UK	$508,941	$772,880	$155,158	$1,436,979
R Kelman[4]	USA	$719,221	$130,554	$182,472	$1,032,247
R Larry[4]	USA	$720,599	$616,866	$216,558	$1,554,023
D McGree	Australia	$737,317	$720,391	$87,739	$1,545,447
A Ratner[4]	USA	$693,225	$130,554	$236,035	$1,059,814

Other Group Executive

M Lion[5]	Hong Kong	$761,337	$724,117	$0	$1,485,454

1.	Fixed remuneration includes cash salary, other benefits, pension and superannuation, and leave accruals.

2.	Cash bonus refers to the executive’s total bonus that was earned in the 2011 financial year and will be paid to the executive in September 2011 following the finalisation of the audited financial results. In the case of Mr Lion, the cash bonus also includes a A$202,409 signing bonus and a A$50,602 special bonus relating to the 2010 financial year.

3.	LTI refers to equity allocations granted in prior years that vested during the 2011 financial year. The value has been calculated using the closing share price of the Company’s shares on the vesting date (less any exercise price). It also includes amounts paid out under the deferred compensation plan.

4.	Messrs Dienst, Kelman, Larry and Ratner receive their cash payments in United States dollars. Mr. Davy receives his cash payments in pounds sterling.

5.	Mr Lion is a director of Sims Metal Management Asia Limited. His remuneration has been disclosed as he is one of the five highest remunerated Company and Group executives. He is not a key management person. Payments made in respect of Mr Lion’s services are paid in United States dollars.
Fixed and actual ‘at-risk’ remuneration for the 2011 financial year
Outlined below is the percentage of the Executive Director, Senior Executives’ and Other Group Executive’s 2011 financial year remuneration which was fixed and ‘at-risk’ based upon the statutory remuneration table. The percentage of the value of their actual total remuneration that consisted of rights and options is also disclosed.

	Fixed	'At-Risk'	Remuneration	Remuneration
	Remuneration	Remuneration	consisting of	consisting of
	%	%	Rights %	Options %

Executive Director

D Dienst	21%	79%	37%	17%

Senior Executives

G Davy	27%	73%	18%	14%
R Kelman	47%	53%	21%	22%
R Larry	31%	69%	23%	18%
D McGree	36%	64%	14%	14%
A Ratner	45%	55%	25%	22%

Other Group Executive

M Lion	54%	46%	11%	6%

E: EXECUTIVE CONTRACTS
Executive Director
The Executive Director’s contract with Metal Management, Inc. (MMI), entered into as of 26 July 2007 was amended as of 1 August 2009 and expires on 30 June 2012. The contract may be extended thereafter on an annual basis, provided however that the Company may terminate the contract at any time for cause.
Consistent with the underlying agreement with MMI, if Mr Dienst is terminated involuntarily other than for cause, then the Company will continue to pay Mr Dienst his fixed remuneration and target bonus for 24 months following termination. All unvested options, share grants, and LTI Plan awards vest upon involuntary termination. The Board recognises that this termination benefit would be considered greater than general Australian investor expectations. This clause is part of a legacy arrangement with MMI and will be addressed in any negotiations between the Executive Director and the Company in respect of the renewal of his contract with effect from 1 July 2012.
Prior to the merger between MMI and the former Sims Group Limited, the MMI Board amended certain grants of restricted shares pursuant to Mr Dienst’s previous employment contract with MMI which caused vesting of such restricted shares upon a change of control.
The amended employment contract with the Company requires that Mr Dienst pays back up to US$3 million (Clawback Amount), amortising over a four-year period, should he resign or terminate his agreement other than for good reason, as defined by the agreement. The amortisation of the Clawback Amount for the 2011 financial year was A$714,383 and has been included as part of Mr Dienst’s remuneration under the heading ‘Share-Based Payments’ in the remuneration table. As at 30 June 2011, the remaining Clawback Amount is A$646,750.
Senior Executives and the Five Highest Remunerated Company and Group Executives
The details of executive contracts for the Senior Executives and the five highest remunerated Company and Group executives are summarised in the following table.

Contract term	-	Messrs Davy and McGree have fixed term contracts with automatic renewal.
	-	Mr Larry’s contract expires on 30 June 2012 with no automatic renewal.
	-	Messrs Kelman and Ratner do not have employment contracts.
	-	Mr Lion’s contract between the Company and Lion Consulting Inc. has a fixed term of five years, which expires on 30 June 2015 with automatic renewal.

Notice period	-	Contracts typically may not be terminated during the fixed term, other than for cause.
	-	For Messrs Davy and McGree, after the expiration of their respective terms, the Company must typically provide 12 months prior written notice or payment in lieu of notice. The executive is typically required to provide three months prior written notice to terminate the agreement.
	-	For Mr Lion, after the expiration of the term, either party must provide 12 months prior written notice.

Termination provisions (other than for cause)	-	Mr Larry is entitled to receive an amount equivalent to 12 months base salary and all unvested share awards will vest.
	-	Messrs Davy and McGree may have their contracts terminated by the Company providing 12 months prior written notice of termination or payment in lieu of notice based on their respective remuneration packages.

Change of control	-	Mr Larry is entitled to an amount equal to two times his fixed remuneration, and all unvested share awards will vest, if his employment is terminated within 12 months of a result of change in control. This clause is part of a legacy arrangement with MMI and will be addressed in any negotiations between Mr Larry and the Company in respect of the renewal of his contract with effect from 1 July 2012.
	-	Mr McGree is entitled to a payment equivalent to six months total annual remuneration if he remains in the employ of the employer six months after a takeover of the Company (or if he is terminated within six months of such a takeover).

Redundancy	-	In the event of redundancy, Messrs Davy and McGree are each entitled to the greater of 12 months’ notice or payment in lieu, or a benefit calculated by reference to the Sims Metal Management Redundancy Policy up to a maximum of 18 months’ remuneration depending upon years of service.

F: SHARE-BASED PAYMENT DISCLOSURES
Options provided as remuneration
The following table summarises the terms of outstanding Option grants (and Phantom Option grants where applicable) for the Executive Director, Senior Executives and five highest remunerated Company and Group Executives.

						Date next		Maximum total
		Number		Exercise	Fair value at	tranche can	Expiry	value of
Name	Grant date	granted		price	grant date	be exercised[1]	date	unvested grant[2]

Ordinary shares (A$)
G Davy	02 Apr 09	48,950		$17.79	$5.12 - $6.43	26 Aug 11	02 Apr 16	$7,375
	23 Nov 09	37,231		$21.95	$6.06 - $7.53	26 Aug 11	23 Nov 16	$47,724
	30 Nov 10	42,472		$17.62	$5.32 - $6.75	26 Aug 11	30 Nov 17	$150,445

D McGree	02 Apr 09	47,534		$17.79	$5.12 - $6.43	26 Aug 11	02 Apr 16	$7,162
	23 Nov 09	46,908		$21.95	$6.06 - $7.53	26 Aug 11	23 Nov 16	$60,129
	30 Nov 10	56,562	[3]	$17.62	$3.99 - $4.85	26 Aug 11	30 Nov 17	$144,936

ADS (US$)
D Dienst	24 Nov 08	181,654		$8.39	$2.33 - $2.82	26 Aug 11	24 Nov 15	$10,472
	23 Nov 09	178,037		$20.57	$6.13 - $7.70	26 Aug 11	23 Nov 16	$233,391
	22 Nov 10	203,908		$16.73	$5.41 - $6.87	26 Aug 11	22 Nov 17	$727,682

R Kelman	02 Apr 09	87,664		$12.19	$4.11 - $5.25	26 Aug 11	02 Apr 16	$10,784
	23 Nov 09	44,914		$20.57	$6.13 - $7.70	26 Aug 11	23 Nov 16	$58,877
	30 Nov 10	50,977		$16.98	$5.34 - $6.83	26 Aug 11	30 Nov 17	$182,741

R Larry	02 Apr 09	109,580		$12.19	$4.11 - $5.25	26 Aug 11	02 Apr 16	$13,480
	23 Nov 09	56,142		$20.57	$6.13 - $7.70	26 Aug 11	23 Nov 16	$73,596
	30 Nov 10	63,721		$16.98	$5.34 - $6.83	26 Aug 11	30 Nov 17	$228,426

M Lion	30 Nov 10	39,517		$16.98	$5.34 - $6.83	26 Aug 11	30 Nov 17	$141,661

A Ratner	02 Apr 09	87,664		$12.19	$4.11 - $5.25	26 Aug 11	02 Apr 16	$10,784
	23 Nov 09	44,914		$20.57	$6.13 - $7.70	26 Aug 11	23 Nov 16	$58,877
	30 Nov 10	50,977		$16.98	$5.34 - $6.83	26 Aug 11	30 Nov 17	$182,741

1.	1/3 of options granted are eligible to be exercised at this time.

2.	No options will vest if the vesting conditions are not satisfied, hence the minimum value of unvested awards is nil. The maximum value of the unvested awards has been determined as the amount of the grant date fair value that is yet to be expensed.

3.	Represents a cash-settled phantom option grant.
The following table summarises the Option holdings of the Executive Director, Senior Executives and five highest remunerated Company and Group Executives for the 2011 financial year.

										Value of
										options
										granted as
								Number		part of
		Options		Options	Options			of options		remuneration
		granted		exercised	lapsed			vested	Number	and that were
	Number	during		during	during	Number		during	of vested	exercised or
	of options	the		the	the	of options		the	options	sold during
	held at 1	financial		financial	financial	held at 30		financial	held at 30	the financial
Name	July 2010	year		year	year	June 2011		year	June 2011	year

Ordinary Shares (A$)
G Davy	86,181	42,472		-	-	128,653		28,726	45,043	$-
D McGree	94,442	56,562	[1]	-	-	151,004		31,480	47,325	$-

ADS (US$)
D Dienst	769,691	203,908		-	-	973,599	[2]	119,896	590,447	$-
R Kelman	132,578	50,977		(58,443)	-	125,112		44,193	14,971	$286,692
R Larry	165,722	63,721		-	-	229,443		55,241	91,767	$-
M Lion	0	39,517		-	-	39,517		-	-	$-
A Ratner	132,578	50,977		-	-	183,555		44,193	73,414	$-

1 Represents a cash-settled Option grant.
2 Balance includes 410,000 options which were assumed as a result of the merger with MMI.

Rights provided as remuneration
The table below summarises the terms of outstanding rights affecting remuneration in the current or future reporting periods, as well as the percentage of the available grant that was vested and forfeited during the financial year for the Executive Director, Senior Executives and five highest remunerated Company and Group Executives.

								Maximum
			Fair					total value
			value at			Date next		of
		Number	grant	Vested	Forfeited	tranche	Expiry	unvested
Name	Grant date	granted	date	%	%	vests	Date	grant[3]

Ordinary shares (A$)
G Davy[1]	25 Sep 07	6,550	$28.04	56.2	-	26 Aug 11	31 Aug 12	$-
	25 Sep 07	6,550	$28.04	-		26 Aug 11	31 Aug 12	$-
	25 Sep 07	9,737	$24.03	59.6	-	26 Aug 11	31 Aug 12	$-
	02 Apr 09	18,312	$15.46	-	-	26 Aug 11	31 Aug 13	$15,171
	23 Nov 09	16,928	$15.97	-	-	31 Aug 12	31 Aug 14	$99,918
	30 Nov 10	18,410	$14.04	-	-	31 Aug 13	31 Aug 15	$177,005
	16 June 11	28,893	$14.60	-	-	16 June 14	16 June 14	$416,070

D McGree	25 Sep 07	12,107	$28.04	-	-	26 Aug 11	31 Aug 12	$-
	25 Sep 07	8,998	$24.03	59.6	-	26 Aug 11	31 Aug 12	$-
	02 Apr 09	16,313	$15.46	-	-	26 Aug 11	31 Aug 13	$13,515
	23 Nov 09	20,728	$15.97	-	-	31 Aug 12	31 Aug 14	$122,348
	30 Nov 10	24,517	$14.04	-	-	31 Aug 13	31 Aug 15	$235,721

ADS (US$)
D Dienst	24 Nov 08	61,092	$5.70	-	-	26 Aug 11	31 Aug 13	$18,660
	23 Nov 09	197,006	$11.99			31 Aug 12	31 Aug 14	$873,039
	22 Nov 10	271,865	$9.09	-	-	31 Aug 13	31 Aug 15	$1,692,317

R Kelman	25 Sep 07	14,137	$24.33	-	-	26 Aug 11	31 Aug 12	$-
	25 Sep 07	10,507	$20.84	59.6	-	26 Aug 11	31 Aug 12	$-
	02 Apr 09	38,580	$10.32	-	-	26 Aug 11	31 Aug 13	$21,335
	23 Nov 09	25,531	$11.99	-	-	31 Aug 12	31 Aug 14	$113,142
	30 Nov 10	33,983	$9.29	-	-	31 Aug 13	31 Aug 15	$216,193

R Larry	02 Apr 09	48,225	$10.32	-	-	26 Aug 11	31 Aug 13	$26,669
	23 Nov 09	31,914	$11.99	-	-	31 Aug 12	31 Aug 14	$141,428
	18 Feb 10	5,260	$17.45	100	-	-	-	$-
	18 Feb 10	5,261	$16.76	-	-	28 Feb 12	28 Feb 12	$28,915
	18 Feb 10	5,261	$16.11	-	-	28 Feb 13	28 Feb 13	$46,627
	30 Nov 10	42,479	$9.29	-	-	31 Aug 13	31 Aug 15	$270,243

M Lion[2]	09 Sep 10	4,709	$16.24	-	-	09 Sep 11	09 Sep 11	$12,453
	09 Sep 10	4,709	$15.76	-	-	09 Sep 12	09 Sep 12	$40,438
	09 Sep 10	4,709	$15.29	-	-	09 Sep 13	09 Sep 13	$49,481
	30 Nov 10	26,344	$9.29	-	-	31 Aug 13	31 Aug 15	$167,595

A Ratner	14 Mar 08	8,542	$25.27	100	-	-	-	$-
	02 Apr 09	38,580	$10.32	-	-	26 Aug 11	31 Aug 13	$21,335
	23 Nov 09	25,531	$11.99	-	-	31 Aug 12	31 Aug 14	$113,142
	30 Nov 10	33,983	$9.29	-	-	31 Aug 13	31 Aug 15	$216,193

1.	The Company made a one-time award to Mr Davy on 16 June 2011 as part of a special award as described in Section C.

2.	The Company made a one-time award to Mr Lion on 9 September 2010 as part of a signing bonus as described in Section C.

3.	No options will vest if the vesting conditions are not satisfied, hence the minimum value of unvested awards is nil. The maximum value of the unvested rights has been determined as the amount of the grant date fair value that is yet to be expensed.

The following table summarises the rights holdings of the Executive Director, Senior Executives and five highest remunerated Company and Group Executives for the 2011 financial year.

	Balance at				Balance at
Name	30 June	Granted	Vested	Forfeited	30 June
	2010				2011

Ordinary Shares (A$)
G Davy	58,077	47,303	(9,484)	-	95,896
D McGree	58,146	24,517	(5,363)	-	77,300

ADS (US$)
D Dienst	258,098	271,865	-	-	529,963
R Kelman	88,755	33,983	(6,262)	-	116,476
R Larry	95,921	42,479	(5,260)	-	133,140
M Lion	0	40,471	-	-	40,471
A Ratner	72,653	33,983	(8,542)	-	98,094

G: NON-EXECUTIVE DIRECTOR REMUNERATION
Approach to determining Non-Executive Director (NED) fees
Remuneration for NEDs reflects the Company’s desire to attract, motivate and retain high quality directors and to ensure their active participation in the Company’s affairs for the purposes of corporate governance, regulatory compliance and other matters to maximize shareholder value. The Company aims to provide a level of remuneration for NEDs taking into account, among other things, fees paid for similar roles in comparable companies, the time commitment, risk and responsibility accepted by NEDs, and recognition of their commercial expertise and experience.
Approved fee pool
Annual NED fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders. The current pool limit of A$3,000,000 was approved by shareholders at the Company’s 2009 AGM. The Committee feels that this limit continues to be appropriate at this time and therefore no increase to the limit will be sought at the Company’s 2011 AGM.
Base and Committee fee policy
NEDs receive an annual fee, paid either monthly or quarterly, for their services.
NED fees are inclusive of superannuation, where applicable, and are made up of a base fee for each NED, and a base fee for the Chairman of the Board. In addition, the Chairperson of each Board Committee receives a fee for acting in such capacity.
As was the case in the 2010 financial year, there was no increase in the fees paid to the NEDs in the 2011 financial year. An increase in NED fees has been approved by the Board for the 2012 financial year and these fees are outlined in the table below.

		From
		1 July 2009
	From	to
NED FEES IN A$ (per annum)	1 July 2011	30 June 2011

Base fee (Chairman)	450,528	433,200
Base fee (Non-Executive Director)	203,424	195,600
Chairperson Risk, Audit & Compliance Committee	65,000	60,000
Chairperson Safety, Health, Environment & Community Committee	35,000	30,000
Chairperson Remuneration Committee	35,000	30,000
Chairperson Finance & Investment Committee	35,000	30,000
Chairperson Nomination/Governance Committee	35,000	30,000

Only a Chairperson of a Board Committee receives additional fees for Committee duties.
NEDs also receive reimbursement for reasonable travel, accommodation and other expenses incurred in travelling to or from meetings of the Board or when otherwise engaged in the business of the Company in accordance with Board policy.
NEDs are not currently covered by any contract of employment and therefore have no contract duration, notice period for termination, or entitlement to termination payments other than as noted below under Retirement benefits.
NED equity arrangements
The Sims Metal Management Deferred Tax Director and Employee Share Plan was discontinued during the 2011 financial year.
NEDs do not participate in any incentive (cash or equity-based) arrangements. Messrs Lewon and Morris hold options as a result of grants made by MMI prior to the merger with the Company in March 2008.
Retirement benefits
The Company’s NEDs’ Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amount for Mr Feeney, the sole remaining NED who had participated in the plan, was frozen and has been indexed at 5% per annum until payment. For Australian resident NEDs, the Company withholds 9% of their fees and contributes on behalf of each such NED to a complying superannuation fund, as required by legislation.
Statutory NED remuneration disclosures
For NEDs who receive payments in foreign currencies, the table below reflects the Australian dollar equivalent of the fees paid to each such NED based on the exchange rate at the date of payment. Accordingly, both the amount of any remuneration and any movement in comparison to the prior year may be influenced by changes in the respective currency exchange rates.

			Short-
			term	Post-employment
(A$)			benefits	benefits
			Cash	Superann	Retirement
Name	Location	Year	Fees[6]	uation	benefits	Total
P Varello[1,7]	USA	2011	478,271	-	-	478,271
		2010	511,861	-	-	511,861

N Bobins[1,7]	USA	2011	249,073	-	-	249,073
		2010	279,017	-	-	279,017

G Brunsdon[5]	Australia	2011	195,600	17,604	-	213,204
		2010	109,993	10,878	-	120,871

JM Feeney	Australia	2011	225,600	20,304	23,258	269,162
		2010	205,296	20,304	22,150	247,750

M Iwanaga[2],[7]	Japan	2011	-	-	-	-
		2010	97,101	-	-	97,101

R Lewon[1,7]	USA	2011	249,073	-	-	249,073
		2010	262,853	-	-	262,853

P Mazoudier[3]	Australia	2011	-	-	-	-
		2010	87,239	8,628	18,773	114,640

G Morris[1,7]	USA	2011	282,193	-	-	282,193
		2010	316,120	-	-	316,120

C Renwick	Australia	2011	225,600	20,304	-	245,904
		2010	205,296	20,304	-	225,600

P Sukagawa[4]	Japan	2011	195,600	-	-	195,600
		2010	119,533	-	-	119,533

J Thompson[1,5,7]	USA	2011	216,145	-	-	216,145
		2010	125,325	-	-	125,325

Total		2011	2,317,155	58,212	23,258	2,398,625
		2010	2,319,634	60,114	40,923	2,420,671

1 Messrs Varello, Bobins, Lewon, Morris and Thompson receive their payments in United States dollars.
2 Mr Iwanaga received his payments in Japanese yen. He retired from the Board 20 November 2009.
3 Mr Mazoudier retired from the Board on 20 November 2009.
4 Mr Sukagawa was appointed to the Board on 20 November 2009 as a representative Director of Mitsui. He is currently employed by a subsidiary of Mitsui and as a result his Director fees are paid to a Mitsui affiliate in Australia.
5 Messrs Brunsdon and Thompson were appointed to the Board on 20 November 2009.
6 Figure shown is after fee sacrifice to superannuation.
7 Fees for the financial year that were paid in United States dollars were converted at a rate of A$1 to US$.9626. Fees paid in Japanese yen were converted at a rate of A$1 to ¥101.04, both being the exchange rates set by the Board in July 2008. In July 2011, the Committee determined that fees to be paid in the 2012 financial year in United States dollars will be converted at a rate of A$1 to US$1.
This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board of Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer
Houston	Sydney
25 August 2011	26 August 2011

Auditor’s Independence Declaration
As lead auditor for the audit of Sims Metal Management Limited for the year ended 30 June 2011, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

Andrew J Parker Partner PricewaterhouseCoopers	Sydney 26 August 2011
PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
DX 77 Sydney, Australia
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Sims Metal Management Limited
Consolidated Income Statements
For the year ended 30 June 2011

		2011	2010	2009
	Note	A$m	A$m	A$m
Revenue	5	8,852.9	7,458.5	8,641.0

Other income	6	42.5	25.2	33.7
Raw materials used and changes in inventories	10	(6,693.2)	(5,344.3)	(6,272.6)
Freight expense		(715.1)	(716.0)	(919.3)
Employee benefits expense		(409.7)	(433.0)	(592.4)
Depreciation and amortisation expense	7	(130.6)	(143.9)	(170.8)
Repairs and maintenance expense		(123.5)	(111.7)	(147.8)
Other expenses		(548.5)	(538.4)	(542.2)
Finance costs	7	(27.1)	(16.4)	(21.5)
Goodwill impairment charge	13	-	-	(191.1)
Share of pre-tax profit of investments accounted for using the equity method	29	29.5	14.5	60.8

Profit/(loss) before income tax		277.2	194.5	(122.2)

Income tax expense	8	(85.1)	(67.8)	(28.1)

Profit/(loss) for the year		192.1	126.7	(150.3)

		A¢	A¢	A¢
Earnings/(loss) per share:
Basic	3	93.9	64.9	(82.5)
Diluted	3	93.3	64.5	(82.5)
The consolidated income statements should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Comprehensive Income
For the year ended 30 June 2011

		2011	2010	2009
	Note	A$m	A$m	A$m
Profit/(loss) for the year		192.1	126.7	(150.3)

Other comprehensive (loss)/income
Changes in the fair value of other financial assets, net of tax	20	0.8	(0.8)	-
Changes in the fair value of derivatives held as cash flow hedges, net of tax	20	0.5	(1.1)	0.9
Exchange differences on translation of foreign operations, net of tax	20	(523.9)	(121.3)	337.1
Actuarial gain/(loss) on defined benefit plans, net of tax	18(e)	2.8	(2.7)	(5.4)

Other comprehensive (loss)/income for the year, net of tax		(519.8)	(125.9)	332.6

Total comprehensive (loss)/income for the year		(327.7)	0.8	182.3

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Financial Position
As at 30 June 2011

		2011	2010
	Note	A$m	A$m
ASSETS
Current assets
Cash and cash equivalents	32	165.5	132.3
Trade and other receivables	9	606.7	576.2
Inventory	10	978.5	776.9
Other financial assets	11	15.8	8.7

Total current assets		1,766.5	1,494.1

Non-current assets
Receivables	9	9.6	7.9
Investments accounted for using the equity method	29	310.3	369.5
Other financial assets	11	2.7	21.4
Property, plant and equipment	12	865.5	925.8
Retirement benefit assets	18	0.9	-
Deferred tax assets	8	99.4	74.1
Goodwill	13	988.7	1,151.7
Other intangible assets	14	136.2	195.2

Total non-current assets		2,413.3	2,745.6

Total assets		4,179.8	4,239.7

LIABILITIES
Current liabilities
Trade and other payables	15	747.3	614.2
Borrowings	16	0.5	0.6
Other financial liabilities	11	5.8	5.0
Current tax liabilities		32.6	23.2
Provisions	17	37.1	31.1

Total current liabilities		823.3	674.1

Non-current liabilities
Payables		3.7	3.3
Borrowings	16	291.2	116.6
Deferred tax liabilities	8	119.6	133.7
Provisions	17	18.6	22.2
Retirement benefit obligations	18	2.9	11.0

Total non-current liabilities		436.0	286.8

Total liabilities		1,259.3	960.9

Net assets		2,920.5	3,278.8

EQUITY
Contributed equity	19	2,817.9	2,795.2
Reserves	20	(446.3)	58.1
Retained earnings	20	548.9	425.5

Total equity		2,920.5	3,278.8

The consolidated statements of financial position should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Changes in Equity
For the year ended 30 June 2011

		Contrib-
		uted		Retained	Total
		equity	Reserves	earnings	equity
	Note	A$m	A$m	A$m	A$m
Balance at 1 July 2008		2,325.9	(174.3)	682.3	2,833.9

Loss for the year		-	-	(150.3)	(150.3)
Other comprehensive income		-	338.0	(5.4)	332.6

Total comprehensive income for the year		-	338.0	(155.7)	182.3

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(186.5)	(186.5)
Share-based payments		0.4	2.3	-	2.7
Dividend reinvestment plan	21	26.6	-	-	26.6

		27.0	2.3	(186.5)	(157.2)

Balance at 30 June 2009		2,352.9	166.0	340.1	2,859.0

Profit for the year		-	-	126.7	126.7
Other comprehensive loss		-	(123.2)	(2.7)	(125.9)

Total comprehensive income for the year		-	(123.2)	124.0	0.8

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(38.6)	(38.6)
Share-based payments		0.5	15.3	-	15.8
Issue of shares under institutional placement	19	391.4	-	-	391.4
Issue of shares under share purchase plan	19	41.2	-	-	41.2
Dividend reinvestment plan	21	9.2	-	-	9.2

		442.3	15.3	(38.6)	419.0

Balance at 30 June 2010		2,795.2	58.1	425.5	3,278.8

Profit for the year		-	-	192.1	192.1
Other comprehensive loss		-	(522.6)	2.8	(519.8)

Total comprehensive loss for the year		-	(522.6)	194.9	(327.7)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	21	-	-	(71.5)	(71.5)
Share-based payments		3.6	18.2		21.8
Dividend reinvestment plan	21	19.1	-	-	19.1

		22.7	18.2	(71.5)	(30.6)

Balance at 30 June 2011		2,817.9	(446.3)	548.9	2,920.5

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Consolidated Statements of Cash Flows
For the year ended 30 June 2011

		2011	2010	2009
	Note	A$m	A$m	A$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		8,776.0	7,230.3	9,232.8
Payments to suppliers and employees (inclusive of goods and services tax)		(8,564.2)	(7,305.1)	(8,475.6)
Interest received		3.2	2.8	2.3
Interest paid		(21.9)	(16.2)	(20.9)
Dividends received from associates and jointly controlled entities	29	15.8	19.6	41.5
Insurance recoveries		7.6	1.0	12.3
Income taxes (paid)/refunded		(57.9)	20.1	(238.0)

Net cash inflow/(outflow) from operating activities	32	158.6	(47.5)	554.4

Cash flows from investing activities
Payments for property, plant and equipment	12	(142.8)	(120.9)	(187.5)
Payments for acquisition of subsidiaries, net of cash acquired	27	(105.8)	(113.4)	(76.0)
Payments for other financial assets		(28.3)	(22.8)	-
Proceeds from sale of other financial assets		54.8	-	-
Proceeds from sale of property, plant and equipment		3.9	8.1	5.5
Proceeds from sale of subsidiaries		-	-	39.7
Loan to a third party		(10.2)	-	-
Proceeds from repayment on a third party loan		3.3	-	-
Return of capital from jointly controlled entities	29	-	0.4	3.6

Net cash outflow from investing activities		(225.1)	(248.6)	(214.7)

Cash flows from financing activities
Proceeds from borrowings		3,177.7	3,009.9	1,847.3
Repayment of borrowings		(2,997.8)	(3,051.1)	(2,112.6)
Fees paid for loan facilities		(6.9)	(3.2)	(2.0)
Proceeds from issue of shares		3.6	441.9	0.4
Transaction costs associated with issue of shares		-	(8.8)	-
Dividends paid	21	(52.4)	(29.4)	(159.9)

Net cash inflow/(outflow) from financing activities		124.2	359.3	(426.8)

Net increase/(decrease) in cash and cash equivalents		57.7	63.2	(87.1)

Cash and cash equivalents at the beginning of the financial year		132.3	69.5	133.5
Effects of exchange rate changes on cash and cash equivalents		(24.5)	(0.4)	23.1

Cash and cash equivalents at the end of the financial year	32	165.5	132.3	69.5

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Sims Metal Management Limited
Notes to the Consolidated Financial Statements
For the year ended 30 June 2011

		Page

1	Summary of significant accounting policies	35
2	Financial risk management	51
3	Earnings per share	57
4	Segment information	57
5	Revenue	60
6	Other income	60
7	Expenses	61
8	Income tax and deferred tax	62
9	Trade and other receivables	65
10	Inventory	66
11	Other financial assets and liabilities	67
12	Property, plant and equipment	69
13	Goodwill	69
14	Intangible assets	72
15	Trade and other payables	72
16	Borrowings	73
17	Provisions	73
18	Retirement benefit obligations	74
19	Contributed equity	77
20	Reserves and retained earnings	78
21	Dividends	79
22	Contingencies	80
23	Commitments	81
24	Share ownership plans	82
25	Key management personnel disclosures	88
26	Remuneration of auditors	92
27	Business combinations	92
28	Subsidiaries	94
29	Investments in associates and jointly controlled entities	99
30	Related party transactions	101
31	Parent entity financial information	102
32	Cash flow information	103
33	Events occurring after the reporting period	104

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies
The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
(a) Reporting entity
Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the year ended 30 June 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, jointly controlled entities and joint venture operations. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.
(b) Basis of preparation
The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, Urgent Issues Group Interpretations (“UIGI”) and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”).
Compliance with IFRS
The consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”).
Historical cost convention
The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities, and liabilities for cash-settled share based payments which are measured at fair value.
Rounding of amounts
The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest one hundred thousand dollars, unless otherwise indicated.
(c) Critical accounting estimates
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows:

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(c) Critical accounting estimates (continued)
Inventories
The Group’s inventories primarily consist of ferrous and non-ferrous scrap metals. Quantities of inventories are determined based on various inventory systems used by the Group and are subject to periodic physical verification using estimation techniques, including observation, weighing and other industry methods. Inventories are stated at the lower of cost and net realisable value, with due allowance for excess, obsolete or slow moving items. Net realisable value is based on current assessments of future demand and market conditions. Impairment losses may be recognised on inventory within the next financial year if management needs to revise its estimates in response to changing market conditions.
Taxation
The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profit.
Assumptions about the generation of future taxable profit depend on management’s estimates of future cash flows. These depend on estimates of future sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred income tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.
Impairment of goodwill and intangibles with indefinite useful lives
Annually, the Group tests whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated in Note 1(u). For goodwill impairment testing, the recoverable amounts of the cash generating units (“CGUs”) have been determined based on the higher of either value-in-use or fair value less costs to sell calculations. These calculations require the use of assumptions. Refer to Note 13 for details of these assumptions and the potential impact of changes to the assumptions.
Share-based payments and defined benefit plans
Notes 18 and 24 outline the significant assumptions made when accounting for defined benefit plans and share-based payments. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(d) New accounting standards and interpretations
A number of new accounting standards have been issued but are not yet mandatory for the year ended 30 June 2011. The Group has elected to not early adopt any of these new standards or amendments.

	IFRS		Group
	equivalent	Impact on the	Adoption
Title	reference	Group	Date
Revised AASB 124 Related Party Disclosures	Amendments to IAS 24	No material impact	1 July 2011
AASB 2009-14 Amendments to Australian Interpretations — Prepayments of a Minimum Funding Requirement	IFRIC 14	No material impact	1 July 2011
AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets	Amendment to IFRS 7	No material impact	1 July 2011
AASB 1054 Australian Additional Disclosures	-	No material impact	1 July 2011
AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project	-	No material impact	1 July 2011
Revised AASB 101 Presentation of Financial Statements	Revised IAS 1	No material impact	1 July 2012
AASB 9 Financial Instruments[2]	IFRS 9	Not yet assessed	1 July 2013
AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010)	IFRS 9 (December 2010)	Not yet assessed	1 July 2013
Consolidated Financial Statements[1]	IFRS 10	Not yet assessed	1 July 2013
Joint Arrangements[1]	IFRS 11	Not yet assessed	1 July 2013
Disclosure of Interests in Other Entities[1]	IFRS 12	Not yet assessed	1 July 2013
Separate Financial Statements (2011) [1]	Revised IAS 27	Not yet assessed	1 July 2013
Investments in Associates and Joint Ventures (2011) [1]	Revised IAS 28	Not yet assessed	1 July 2013
Fair Value Measurement[1]	IFRS 13	Not yet assessed	1 July 2013
AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosures	-	No material impact	1 July 2013
Employee Benefits [1,3]	Revised IAS 19	Not yet assessed	1 July 2013

[1] These standards have not yet been adopted by the AASB.

[2] While the Group has not yet assessed the impact of this standard, when adopted, this standard could change the classification and measurement of financial assets.

[3] While the Group has not yet assessed the impact of this standard, when adopted, this standard will lead to significant changes to the recognition and measurement of defined benefit pension expense and to the disclosures for all employee benefits.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(e) Principles of consolidation
(i) Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(ii) Investments in associates and jointly controlled entities (equity accounted investees)
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.
Investments in associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognised at cost. The cost of the investment includes goodwill (net of any accumulated impairment loss) identified on acquisition.
The Group’s share of the equity accounted investees profits or losses are recognised in the income statement, and its share of movements in reserves, when applicable, is recognised in the statement of comprehensive income.
Adjustments are made to align the accounting policies of the equity accounted investees with those of the Group. The Group discontinues the use of the equity method when significant influence or joint control ceases.
When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.
Unrealised gains on transactions between the Group and its equity accounted investee are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
(iii) Joint venture operations
A joint venture operation is a joint venture in which the venturers have joint control over assets contributed to or acquired for the purpose of the joint venture. A joint venture operation does not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint venture operations is incorporated into the Group’s consolidated financial statements under the appropriate headings.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(e) Principles of consolidation (continued)
(iv) Changes in ownership interests
When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.
If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.
(f) Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred to the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.
The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets of the subsidiary acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified as either equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.
(g) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Australian dollars which is the Company’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(g) Foreign currency translation (continued)
(ii) Transactions and balances (continued)
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in other comprehensive income.
(iii) Group companies
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	statement of financial position items are translated at the closing rate at the date of that statement of financial position;
•	income statement items and statement of comprehensive income items are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case they are translated at the date of the transaction); and
•	all resulting exchange differences are recognised in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, borrowings and other financial instruments designated as hedges of such investments, or borrowings that qualify as quasi-equity loans, are recognised in other comprehensive income. When a loss of control occurs over a foreign operation, a proportionate share of such exchange differences is reclassified to profit or loss as part of the gain or loss on disposal where applicable. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(h) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns and trade allowances. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as freight expense in the income statement.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.
Revenue is recognised for the major business activities as follows:
(i) Sale of goods
Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of goods to the customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods have been determined, the price is fixed and generally title has passed.
(ii) Service revenue
Service revenue principally represents revenue earned from the collection of end-of-life post-consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(h) Revenue recognition (continued)
(iii) Interest income
Interest income is recognised on an accrual basis using the effective interest method.
(iv) Dividend income
Dividends are recognised when the right to receive payment is established.
(i) Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to other income in the income statement on a straight-line basis over the expected lives of the related assets.
(j) Income tax
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates provisions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(j) Income tax (continued)
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
Entities within the Group may be entitled to claim special tax deductions for investments in qualifying assets (investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognised for unclaimed tax credits that are carried forward as deferred tax assets.
(k) Leases
Leases are classified at their inception as either finance or operating leases based on the economic substance of the arrangement so as to reflect the risks and benefits incidental to ownership. Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. All other leases are classified as operating leases.
Assets held under finance leases are initially recognised at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The Group does not have any significant finance leases.
Operating lease payments are recognised as an expense on a straight-line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis.
Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature.
(l) Segment information
Operating segments are reported in a manner consistent with the internal reporting provided to the Group Chief Executive Officer (“CEO”) who is the chief operating decision maker. Details on the Group’s segments are set out in Note 4.
(m) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(n) Cash and cash equivalents
For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(o) Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days following shipment, except in the case of certain ferrous shipments made to export destinations which are generally secured by letters of credit that are collected on negotiated terms but generally within 10 days of shipment.
Collectibility of trade receivables is reviewed on an ongoing basis. Individual debts which are known to be uncollectible are written-off by reducing the carrying amount directly. An allowance account (a provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. Indicators of impairment would include significant financial difficulties of the debtor, likelihood of the debtor’s insolvency default or delinquency in payment or a significant deterioration in creditworthiness. The amount of the impairment provision is recognised in profit or loss within other expenses.
When a trade receivable for which an impairment provision had been recognised becomes uncollectible in a subsequent period, it is written-off against the provision for impairment account. Subsequent recoveries of amounts previously written-off are credited against other expenses in profit or loss.
(p) Inventory
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditures, the latter being allocated on the basis of normal operating capacity. Costs are assigned to inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
Stores consist of consumable and maintenance stores and are valued at the lower of cost and net realisable value. Cost is determined using weighted average costs.
(q) Non-current assets (or disposal groups) held for sale and discontinued operations
Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value, which are specifically exempt from this requirement.
An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(q) Non-current assets (or disposal groups) held for sale and discontinued operations (continued)
Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.
Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in profit or loss.
(r) Investments and other financial assets
Classification
The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at the end of each reporting date.
(i) Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the statement of financial position.
(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets.
(iii) Available-for-sale financial assets
Available-for-sale financial assets are non–derivative financial assets that are designated as available-for-sale or are not classified in any other category. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long-term.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(r) Investments and other financial assets (continued)
Financial assets - reclassification
The Group may choose to reclassify a non-derivative trading financial asset out of the held-for-trading category if the financial asset is no longer held for the purpose of selling it in the near-term. Financial assets other than loans and receivables are permitted to be reclassified out of the held-for-trading category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term. In addition, the Group may choose to reclassify financial assets that would meet the definition of loans and receivables out of the held-for-trading or available-for-sale categories if the Group has the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.
Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortised cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively.
Recognition and derecognition
Regular purchases and sales of financial assets are recognised on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in other comprehensive income are reclassified to profit or loss.
Subsequent measurement
Loans and receivables are carried at amortised cost using the effective interest method.
Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in profit or loss within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the right to receive payments is established.
Details on how the fair value of financial instruments is determined are disclosed in Note 11.
Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is reclassified from equity and recognised in profit or loss as a reclassification adjustment. Impairment losses recognised in profit or loss on equity instruments classified as available-for-sale are not reversed through profit or loss.
If there is evidence of impairment for any of the Group’s financial assets carried at amortised cost, the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that have not been incurred. The cash flows are discounted at the financial asset’s original effective interest rate. The loss is recognised in profit or loss.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(s) Property, plant and equipment
Property, plant and equipment is recorded at historical cost less accumulated depreciation and accumulated impairment. Historical cost includes expenditures that are directly attributable to the acquisition and installation of the items. Cost may also include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost net of their residual values, over their estimated useful lives, as follows:
•	Buildings – 25 to 40 years
•	Plant and equipment – 3 to 20 years
•	Leasehold improvements – lesser of life of asset or life of the lease
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount as set out in Note 1(m). Gains and losses on disposals are determined by comparing proceeds with carrying amounts and recognised in profit or loss.
(t) Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (“fair value hedges”); or (ii) hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (“cash flow hedges”).
Certain derivative instruments do not qualify for hedge accounting, despite being valid economic hedges of the relevant risks. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses and are classified in the statement of financial position as a current asset or liability.
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 11. Movements in the hedging reserve in equity are shown in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(t) Derivatives and hedging activities (continued)
(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income and accumulated in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in profit or loss within revenue.
Where the hedged item is the cost of a non-financial asset or liability, such as a forecast transaction for the purchase of property, plant and equipment, the amounts recognised within other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gains or losses that were deferred in equity are immediately transferred to profit or loss.
(u) Goodwill and intangible assets
(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments accounted for under the equity method. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
(ii) Trade Name
Trade name relates principally to the “Metal Management” trading name. This intangible asset has a finite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the trade name over its estimated useful life, which is 20 years.
(iii) Supplier relationships and contracts
Supplier relationships and contracts acquired as part of a business combination are recognised separately from goodwill. The supplier relationships and contracts are carried at their fair value at the date of acquisition less accumulated amortisation and impairment losses. Amortisation is calculated based on the timing of projected cash flows of the supplier relationships or straight-line method (as appropriate) over their estimated useful lives, which currently vary from 1 to 19 years.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(u) Goodwill and intangible assets (continued)
(iv) Permits
Permits acquired as part of a business combination are recognised separately from goodwill. Permits are issued by state and local governments and are renewable at little or no cost and are thus considered to have an indefinite life. Permits are carried at their fair value at the date of acquisition and are not amortised. Instead, permits are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, and are carried at cost less accumulated impairment losses. Permits that relate to facilities that close or relocate are written-off to nil at the time the facility is closed or relocated.
(v) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of a financial year which are unpaid. The amounts are unsecured and are usually payable within 30 days of recognition.
(w) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised to finance costs on a straight-line basis over the term of the loan facility.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has the unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(x) Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time required to complete and prepare the asset for its intended use. Other borrowing costs are recognised as expenses in the period in which they are incurred.
(y) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(z) Employee benefits
(i) Salaries and annual leave
Liabilities for salaries and annual leave expected to be settled within 12 months of the end of the period in which employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave is recognised in the provision for employee benefits and the liability for salaries is recognised in other payables.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period in which the employees render the related service. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
(iii) Superannuation, pensions and other post-retirement benefits
The Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards.
For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the cost is calculated on the basis of contributions payable.
For defined benefit schemes, the cost of providing pensions is charged to profit or loss so as to recognise current and past service costs, interest cost on defined benefit obligations, and the effect of any curtailments or settlements, net of expected returns on plan assets. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. An asset or liability is consequently recognised in the statement of financial position based on the present value of the defined benefit obligation at the end of the reporting period, less any unrecognised past service costs and the fair value of plan assets at that date.
The present value of the defined benefit obligation is calculated by independent actuaries by discounting expected future payments using market yields at the reporting date on high quality corporate bonds in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to national government bonds. In both instances, the bonds are selected with terms to maturity and currency that match, as closely as possible, the estimated future cash flows. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Details relating to retirement benefit obligations are set out in Note 18.
(iv) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits due more than twelve months after the end of the reporting period are discounted to present value.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(z) Employee benefits (continued)
(v) Share-based payments
Share-based compensation benefits are provided to certain employees via the schemes set out in Note 24. For share-based arrangements, the fair value is measured at grant date and recognised as an employee benefit expense with a corresponding increase in equity. For cash-settled share-based arrangements, the fair value of the amount payable is recognised as an employee benefit expense with a corresponding increase to a liability. The liability is re-measured each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as an employee benefit expense in profit or loss.
The fair value at grant date is independently determined using either a binomial model or a Monte-Carlo simulation model. The model takes into account the exercise price, the term, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the grant. The fair value is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, earnings per share targets). Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. At the end of each reporting period, the Group revises its estimate of the number of shares that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in profit or loss with a corresponding adjustment to equity.
(aa) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
(ab) Dividends
A provision is made for the amount of any dividends declared on or before the end of the reporting period but not distributed at the end of the reporting period.
(ac) Earnings per share (“EPS”)
Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
(ad) Goods and services or other value-added taxes (“GST”)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case, it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to, the taxation authority are presented as operating cash flows.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 1 – Summary of significant accounting policies (continued)
(ae) Parent entity financial information
The financial information for the parent entity, Sims Metal Management Limited, disclosed in Note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of the Company. Dividends received from subsidiaries are recognised in the Company’s profit or loss, rather than being deducted from the carrying amount of the investments.
(ii) Tax consolidation legislation
The Company and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Sims Metal Management Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its current and deferred tax amounts, the Company also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate the Company for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Company under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.
The amount receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments.
Assets or liabilities arising under the tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the Group.
Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
Note 2 – Financial risk management
In the normal course of business, the Group’s activities expose it to the following financial risks:
•	market risk (including interest rate risk, foreign exchange risk and commodity price risk);
•	credit risk; and
•	liquidity risk.
This note presents information about the Group’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and their management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
The Group’s overall financial risk management strategy seeks to mitigate these risks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments in certain circumstances in accordance with Board of Directors (“Board”) approved policies to hedge exposure to fluctuations in foreign exchange rates or commodity prices. Derivative financial instruments are used for hedging purposes and not as trading or other speculative instruments. The Group uses different methods to measure different types of risk to which it is exposed. These methods include monitoring key movements in interest rates, key transactions affected by foreign exchange and commodity prices, and ageing analysis for credit risk.
Risk management is carried out by a limited number of employees as authorised by the Board. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
The Risk, Audit & Compliance Committee (“RAC”) of the Board oversees on a quarterly basis the monitoring of compliance by management with the Group’s risk management framework. The RAC is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are also reported to the RAC.
(a) Market risks
Market risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market prices. The market risks to which the Group is exposed are discussed in further detail below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Group’s main exposure to interest rate risk arises from borrowings at variable interest rates. The Group does not use any derivative financial instruments to manage its exposure to interest rate risk. Cash deposits and borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group’s borrowings are sourced primarily from domestic but also offshore markets. The Group’s borrowings consist primarily of foreign currency denominated borrowings and are managed in accordance with targeted currency, interest rate, liquidity and debt portfolio maturity profiles.
Specifically, interest rate risk is managed on the Group’s net debt portfolio by:
•	providing access to diverse sources of funding;
•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and

•	negotiating interest rates with the Group’s banks based on a variable pricing matrix which generally involve a LIBOR rate plus a margin.
The Group’s weighted average interest rate on interest-bearing liabilities for the year ended 30 June 2011 was 2.5% (2010: 2.1%). If interest rates had increased by 100 basis points as at the balance date with all other variables held constant, post-tax profit for the year ended 30 June 2011 would have been A$2.0 million lower (2010: A$0.8 million lower). A sensitivity of 100 basis points is deemed reasonable based on current and past market conditions. The calculations are based on interest-bearing financial instruments with variable interest rates at the end of the reporting period. A 100 basis points decrease in interest rates would have an equal and opposite effect.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(ii) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk, primarily with respect to transactions settled in US dollars. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The exposure of an entity to transaction risk is minimised by matching local currency income with local currency costs.
The Group seeks to denominate borrowings in the currencies of its principal assets and cash flows. These are primarily denominated in US dollars, British pounds, Euros and Australian dollars.
In accordance with Board approved policies, the Group enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The forward foreign exchange contracts are used to hedge transactions denominated in currencies which are not the functional currency of the relevant entity. These contracts are hedging highly probable forecasted transactions for the ensuing financial year. The contracts are timed to mature when monies from the forecasted sales are scheduled to be received or when payments for purchases are scheduled to be made. On a limited basis, the Group also utilises option contracts to hedge its foreign currency exposure. The Group does not hedge its exposure to recognised assets and liabilities.
Financial assets and liabilities
Financial assets and liabilities denominated in currencies other than the functional currency of an entity are periodically restated to their functional currency, and the associated gain or loss is taken to profit or loss. The table below shows the carrying amount of the Group’s foreign currency denominated financial assets and liabilities at the end of the reporting period.

	Net financial
	assets/(liabilities)
	2011	2010
Currency:	A$m	A$m
US dollar	136.1	69.5
Euro	52.4	16.4
British pound	(1.1)	0.8
The table below shows the impact of a 10% appreciation of the relevant currency against the Australian dollar for the balances above with all other variables held constant. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2011	2010	2011	2010	2011	2010
	A$m	A$m	A$m	A$m	A$m	A$m
Impact on post-tax profit – higher/(lower)	9.4	4.5	3.6	1.1	(0.1)	0.1
Impact on equity	26.6	36.1	-	-	15.2	9.9
A 10% depreciation of the relevant currency against the Australian dollar would have an equal and opposite effect.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(ii) Foreign exchange risk (continued)
Forward foreign exchange contracts
The table below shows the Group’s sensitivity to foreign exchange rates with all other variables held constant on its forward foreign exchange contracts. A sensitivity of 10% has been selected as this is considered reasonable, given the current level of exchange rates and the volatility observed both on a historical basis and on market expectations for future movements.

	US dollar		Euro		British pound
	2011	2010	2011	2010	2011	2010
	A$m	A$m	A$m	A$m	A$m	A$m
	+/-	+/-	+/-	+/-	+/-	+/-
Impact on post-tax profit	(5.3)	1.2	(3.4)	-	-	-
Impact on equity	(12.3)	5.4	(0.7)	0.3	-	1.4
Translation risk
The financial statements for each of the Group’s foreign operations are prepared in local currency, being their functional currency. For the purposes of preparing the Group’s consolidated financial information, each foreign operation’s financial statements are translated into Australian dollars using the applicable foreign exchange rates as at the balance date. A translation risk therefore exists on translating the financial statements of the Group’s foreign operations into Australian dollars for the purposes of reporting consolidated financial information. As a result, volatility in foreign exchange rates can impact the Group’s net assets, net profit and the foreign currency translation reserve and as a result can influence compliance with credit agreements.
(iii) Price risk
Commodity price risk
The Group is exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals and to a lesser extent precious metals which are at times volatile. The Group seeks to mitigate commodity price risk by seeking to turn its inventories quickly instead of holding inventories in anticipation of higher commodity prices. The ability of the Group to accomplish an adequate level of inventory turnover can be a function of demand and market conditions which are not always steady. Where appropriate, the Group enters into forward commodity contracts matched to purchases or sales of metal and precious metal commitments.
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to limits and policies approved by the Board and to systems of internal controls and compliance monitoring. The Group’s exposure to commodity prices is to an extent diversified by virtue of its broad commodity base.
At the end of the reporting period, none of the Group’s forward commodity contracts qualified for hedge accounting, despite being valid economic hedges of the relevant risk. Accordingly, any movement in commodity rates that impact the fair value of these forward commodity contracts are recorded in profit or loss.
At the end of the reporting period, the Group’s commodity contracts consisted primarily of copper and nickel contracts. The table below shows the carrying amount of the Group’s copper and nickel commodity contracts at the end of the reporting period.

	Net financial
	assets/(liabilities)
	2011	2010
	A$m	A$m
Copper	(3.0)	0.7
Nickel	3.7	4.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(a) Market risks (continued)
(iii) Price risk (continued)
Commodity price risk (continued)
The following table shows the effect on post-tax profit from a 10% appreciation in commodity prices at the end of the reporting period based on the outstanding commodity contracts, with all other variables held constant. A 10% sensitivity has been selected as this is considered reasonable, given the current level of commodity prices and the volatility observed both on a historical basis and on market expectations for future movements.

	Copper prices		Nickel prices
	2011	2010	2011	2010
	A$m	A$m	A$m	A$m
Impact on post-tax profit – higher/(lower)	(6.4)	(2.7)	(2.9)	(2.4)
A 10% depreciation of the stated commodity prices would have an equal and opposite effect.
Equity securities price risk
The Group is exposed to equity securities price risk through investments in marketable securities. These marketable securities are listed securities which are publicly traded in major financial markets. The price risk for these investments is immaterial in terms of possible impact on profit or loss.
(b) Credit risk
Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument and cause a financial loss to the Group. The Group has exposure to credit risk on all financial assets included in the Group’s statement of financial position.
The Group establishes credit limits for its customers. Trade and other receivables consist of a large number of customers, spread across the consumer, business and international sectors. The Group does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of the Group’s customers and, where appropriate, an impairment provision is raised. For certain customers, the Group purchases credit insurance to protect itself against collection risks.
The Group is also exposed to credit risk arising from the Group’s transactions in derivative contracts. For credit purposes, there is only a credit risk where the counterparty is liable to pay the Group in the event of a closeout. The Group has policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that have a minimum credit rating of A by either Standard & Poor’s or Moody’s. Management also monitors the current credit exposure with each counterparty. Any changes to counterparties or their credit limits must be approved by the Group Chief Financial Officer.
(c) Liquidity risks
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities to meet obligations when they come due and the ability to close out market positions.
Liquidity risk includes the risk that, as a result of the Group’s operational liquidity requirements:
•	the Group will not have sufficient funds to settle a transaction on the due date;

•	the Group will be forced to sell financial assets at a value which is less than what they are worth;

•	the Group may be unable to settle or recover a financial asset at all;

•	the Group may be required to refinance the Group’s borrowing facilities; or

•	the Group may have insufficient access to capital to fund growth projects or in extreme instances, its operations.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 2 – Financial risk management (continued)
(c) Liquidity risk (continued)
The Group manages liquidity risk by monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Due to the dynamic and volatile nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available with a variety of counterparties.
The Group has access to unsecured global multi-currency/multi-option loan facilities all of which are the subject to common terms. The loan facilities all commenced effective 28 June 2011 and have maturities of three years. The Group also has annual rights to extend the maturity by an additional year in certain circumstances. The Group had access to the following credit standby arrangements at the balance date.

	2011	2010
	A$m	A$m
Unsecured global multi-currency/multi-option loan facilities	1,419.7	1,422.9
Amount of credit unused	1,088.9	1,276.0
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	2011			2010
		Between	Between		Between	Between
	Less than	1 and 2	2 and 5	Less than	1 and 2	2 and 5
	1 year	years	years	1 year	years	years
	A$m	A$m	A$m	A$m	A$m	A$m
Non-derivatives:
Trade and other payables	747.3	-	-	614.2	-	-
Payables – non-current	-	0.9	2.8	-	0.9	2.4
Borrowings (including interest payments)	18.6	18.6	309.3	15.4	111.3	16.5

	765.9	19.5	312.1	629.6	112.2	18.9

Derivatives:
Net settled (commodity contracts)	2.9	-	-	(4.4)	-	-
Gross settled:
- (inflow)	(195.3)	-	-	(274.4)	-	-
- outflow	198.2	-	-	278.7	-	-

	5.8	-	-	(0.1)	-	-

For purposes of the above table, interest payments have been projected using interest rates applicable at the balance date on borrowings outstanding at the end of the reporting period. The Group’s borrowings fluctuate and are subject to variable interest rates.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 3 – Earnings per share

	2011	2010	2009
Earnings/(loss) per share as previously reported (in cents)
Basic	93.9	64.9	(82.9)
Diluted	93.3	64.5	(82.9)

Effect of equity issue[1]	-	-	0.4
Earnings/(loss) per share as restated (in cents)
Basic	93.9	64.9	(82.5)
Diluted	93.3	64.5	(82.5)

Weighted average number of shares used in the denominator (’000)
Number of shares for basic earnings per share	204,630	194,417	181,247
Effect of equity issue[1]	-	929	924

Basic shares	204,630	195,346	182,171
Dilutive effect of share-based awards	1,330	1,129	-

Diluted shares	205,960	196,475	182,171

1In accordance with AASB 133 (IAS 33) Earnings Per Share, an adjustment to shares issued is required in the calculation of earnings per share when shares are offered to existing shareholders at a discount to the market price. This gives rise to a retrospective restatement of the weighted average number of shares.
Due to the loss after tax related to goodwill impairment charges recognised in the year ended 30 June 2009, the dilutive effect of share-based awards, which was 899,000 shares, was not included as the result would have been anti-dilutive. Share awards granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details relating to share awards are set out in Note 24.
Note 4 – Segment Information
(a) Description of segments
The Group is principally organised geographically and then by line of business. While the CEO evaluates results in a number of different ways, the geographical areas of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:
•	North America - comprising the United States of America and Canada.

•	Australasia - comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong and South Africa.

•	Europe - comprising the United Kingdom, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.
The Group also reports revenues by the following product groups:
•	Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Secondary processing - comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and the reclamation and reprocessing of plastics.

•	Recycling solutions - comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 4 – Segment Information (continued)
(b) Information about reportable segments
There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2010.

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2011
Total sales revenue	5,993.0	1,369.2	1,484.6	8,846.8
Other revenue/income	1.0	4.8	0.3	6.1

Total segment revenue	5,994.0	1,374.0	1,484.9	8,852.9

Segment EBIT	121.0	79.9	100.2	301.1

Interest income				3.2
Finance costs				(27.1)

Profit before income tax				277.2

Segment total assets	2,656.0	633.0	890.8	4,179.8
Segment total liabilities	670.4	220.9	368.0	1,259.3

Net assets	1,985.6	412.1	522.8	2,920.5

Other items:
Depreciation and amortisation expense	82.7	21.7	26.2	130.6
Share of pre-tax profit of investments accounted for using the equity method	25.7	3.8	-	29.5
Investments accounted for using the equity method	288.8	21.5	-	310.3
Acquisitions of property, plant and equipment	69.2	29.4	44.2	142.8

2010
Total sales revenue	5,040.0	1,221.3	1,191.3	7,452.6
Other revenue/income	1.8	3.8	0.3	5.9

Total segment revenue	5,041.8	1,225.1	1,191.6	7,458.5

Segment EBIT	80.3	61.2	66.6	208.1

Interest income				2.8
Finance costs				(16.4)

Profit before income tax				194.5

Segment total assets	3,032.3	562.8	644.6	4,239.7
Segment total liabilities	532.0	222.9	206.0	960.9

Net assets	2,500.3	339.9	438.6	3,278.8

Other items:
Depreciation and amortisation expense	97.4	21.2	25.3	143.9
Share of pre-tax profit of investments accounted for using the equity method	10.1	4.4	-	14.5
Investments accounted for using the equity method	348.9	20.6	-	369.5
Acquisitions of property, plant and equipment	67.6	21.7	31.6	120.9

Impairment charge/(reversal):
Property, plant and equipment	15.8	(1.3)	-	14.5
Intangible assets	0.9	-	-	0.9

	16.7	(1.3)	-	15.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 4 – Segment Information (continued)
(b) Information about reportable segments (continued)

	North	Austral-
	America	asia	Europe
	A$m	A$m	A$m	A$m
2009
Total sales revenue	6,368.5	1,158.6	1,109.1	8,636.2
Other revenue/income	2.8	1.5	0.5	4.8

Total segment revenue	6,371.3	1,160.1	1,109.6	8,641.0

Segment EBIT	(88.6)	18.7	(33.1)	(103.0)

Interest income				2.3
Finance costs				(21.5)

Loss before income tax				(122.2)

Segment total assets	2,770.0	485.5	553.1	3,808.6
Segment total liabilities	465.9	175.5	308.2	949.6

Net assets	2,304.1	310.0	244.9	2,859.0

Other items:
Depreciation and amortisation expense	122.7	21.4	26.7	170.8
Share of pre-tax profit of investments accounted for using the equity method	55.2	5.6	-	60.8
Investments accounted for using the equity method	381.1	19.1	-	400.2
Acquisitions of property, plant and equipment	106.4	39.8	41.3	187.5

Impairment charge:
Property, plant and equipment	7.6	2.4	-	10.0
Goodwill	190.2	0.9	-	191.1

	197.8	3.3	-	201.1

(c) Intersegment sales
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
(d) Sales to external customers

	2011	2010	2009
	A$m	A$m	A$m
Australia	518.4	505.3	475.8
China	1,373.3	1,189.1	1,320.6
USA	1,739.6	1,966.4	2,045.9
Turkey	1,452.3	843.3	1,352.9
South Korea	525.7	660.5	643.5
Other	3,237.5	2,288.0	2,797.5

	8,846.8	7,452.6	8,636.2

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 4 – Segment Information (continued)
(e) Revenue by product

	2011	2010	2009
	A$m	A$m	A$m
Ferrous secondary recycling	6,143.6	5,071.2	6,642.7
Non-ferrous secondary recycling	1,724.0	1,525.5	1,193.4
Secondary processing	192.8	198.5	221.6
Recycling solutions	786.4	657.4	578.5

Total sales revenue	8,846.8	7,452.6	8,636.2

(f) Material non-current assets
Material non-current assets (excluding financial assets and deferred tax assets) are held in the following countries:

	2011	2010
	A$m	A$m
Australia	224.3	193.3
USA	1,713.7	2,153.5
United Kingdom	222.0	160.8
Other	151.2	142.5

	2,311.2	2,650.1

Note 5 – Revenue

	2011	2010	2009
	A$m	A$m	A$m
Sales of goods	8,789.0	7,391.9	8,417.4
Service revenue	57.8	60.7	218.8

Total sales revenue	8,846.8	7,452.6	8,636.2

Interest income	3.2	2.8	2.3
Rental income	2.9	3.1	2.5

Total other revenue	6.1	5.9	4.8

	8,852.9	7,458.5	8,641.0

Note 6 – Other income

	2011	2010	2009
	A$m	A$m	A$m
Commercial settlements	15.4	-	-
Gain on sale of other financial assets	11.0	-	-
Insurance recoveries	7.6	1.0	1.8
Net gain on revaluation of financial assets at fair value through profit or loss	0.6	0.4	-
Government grants	0.7	0.7	0.8
Net foreign exchange gain	1.0	-	-
Net gain on disposal of property, plant and equipment	1.3	3.0	0.9
Remeasurement at fair value of interest in Port Albany Ventures LLC (“Port Albany”) (Note 29d)	-	8.7	-
Net gain on held for trading currency derivatives	-	7.0	29.8
Negative goodwill on acquisition	-	-	0.4
Other	4.9	4.4	-

	42.5	25.2	33.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 7 – Expenses

	2011	2010	2009
	A$m	A$m	A$m
(a) Profit/(loss) before income tax includes the following specific expenses:

Depreciation and amortisation:
Depreciation expense	102.2	109.1	120.7
Amortisation expense	28.4	34.8	50.1

	130.6	143.9	170.8

Finance costs[1]	27.1	16.4	21.5
Net loss on held for trading commodity derivatives	30.9	15.4	10.3
Net loss on held for trading currency derivatives	0.6	-	-
Transaction costs related to business combinations	3.1	0.4	-
Rental expenses relating to operating leases	56.0	60.1	71.7
Net foreign exchange loss	-	15.6	-
Defined contribution superannuation expense	10.2	7.0	8.0
Equity-settled share-based payments expense	15.7	16.9	9.3
Cash-settled share-based payments expense	0.4	0.1	-

(b) Profit/(loss) before income tax includes the following expenses which are included due to their size or nature:

Write-down of inventory to net realisable value	2.0	18.5	119.4
Sarbanes-Oxley related professional fees[2]	-	-	9.7
Withdrawal liability related to a multi-employer pension plan	-	-	3.4
Impairment provisions for trade receivables	0.3	1.2	23.7
Natural disaster related expenses[3]	6.9	-	-
Professional fees and other costs incurred in connection with Fairless Iron & Metal acquisition[4]	-	(0.8)	2.5
Loss on sale of subsidiaries	-	-	2.6
Impairment of property, plant and equipment and yard closure costs[5]	-	14.5	13.7
Intangible asset impairments	-	0.9	-
Impairment of jointly controlled entity (Note 29)	-	5.7	-
Merger costs[6]	-	-	4.0
Redundancies	1.6	5.7	5.5

[1]Finance costs include commitment fees paid on the Group’s loan facilities of A$11.4 million (2010: A$5.8 million; 2009: A$2.0 million).
2In 2009, the Group was required to implement and comply with Section 404 of the Sarbanes-Oxley Act of 2002 (United States). Professional fees incurred in the first year of Sarbanes-Oxley implementation are much higher and thus listed above. No amount is provided for 2011 and 2010 as the primary professional fees are inseparable and included in the overall statutory audit fee disclosed in Note 26.

[3]Primarily represents costs associated with the floods in Queensland, Australia. These costs were reimbursed by the Group’s insurance carrier and the reimbursement is included in Other Income (see Note 6).

4In 2009, the Group incurred transaction costs associated with the acquisition of Fairless Iron & Metal which was completed in 2010 (3 July 2009). In 2009, the Group applied the transitional principles consistent with the revised AASB 3 (IFRS 3) whereby transaction costs are expensed for all acquisitions prospectively from 1 July 2009. The amount in 2010 represents the reversal of accrued costs which were settled for a lower amount.

5In 2010, impairments on property, plant and equipment were recognised for the write-down of processing equipment located in idled yards (A$15.8 million) offset by the reversal of previously recognised processing equipment impairments (A$1.3 million). In 2009, the impact of the global financial crisis on the Group resulted in impairment charges for asset rationalisation, asset retirement and idling of certain yards.

[6]Merger costs include integration bonuses, retention incentives and other costs associated with the post-merger rationalisation of the Sims Metal Management Limited and Metal Management businesses.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax

	2011	2010	2009
	A$m	A$m	A$m
(a) Income tax expense

Current income tax charge	73.3	69.7	27.5
Adjustments for prior years	2.4	5.6	(10.3)
Deferred income tax	8.0	(9.9)	8.3

	83.7	65.4	25.5
Income tax expense on equity accounted profit (Note 29)	1.4	2.4	2.6

Income tax expense	85.1	67.8	28.1

Deferred income tax expense included in income tax expense comprises:
(Increase)/decrease in deferred tax assets	(6.5)	(4.9)	15.5
Increase/(decrease) in deferred tax liabilities	14.5	(5.0)	(7.2)

	8.0	(9.9)	8.3

(b) Reconciliation of income tax expense to prima facie tax payable

Profit/(loss) before income tax	277.2	194.5	(122.2)

Tax at the standard Australian rate of 30%	83.2	58.4	(36.7)
Non-deductible expenses	4.6	6.1	3.5
Adjustments for prior years	2.4	5.6	(10.3)
Prior year tax loss not previously recognised	(1.1)	(1.7)	-
Share-based payments	2.1	2.8	1.5
Non-assessable income	(2.0)	(2.5)	(1.1)
Effect of tax rates in other jurisdictions	(3.9)	2.4	12.0
Non-assessable gain on acquisition of a remaining interest in a jointly controlled entity	-	(2.6)	-
Non-deductible goodwill impairment	-	-	57.2
Other	(0.2)	(0.7)	2.0

Income tax expense	85.1	67.8	28.1

(c) Amounts recognised directly to equity

Share placement costs	-	(1.3)	-
Share-based payments	(3.3)	1.6	7.7
Exchange (loss)/gain on foreign denominated intercompany loans	(36.8)	(4.6)	20.4

Total deferred tax debited/(credited) to equity	(40.1)	(4.3)	28.1

(d) Tax expense/(benefit) relating to other comprehensive income

Cash flow hedges	0.3	(0.4)	(0.4)
Other financial assets	0.6	(0.6)	-
Defined benefit plans	1.7	(1.1)	(2.7)

	2.6	(2.1)	(3.1)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax (continued)

	2011	2010
	A$m	A$m
(e) Deferred tax assets and liabilities

Deferred tax assets
The balance comprises temporary difference attributable to:
(amounts recognised in profit or loss)
Provisions and other accruals	16.3	19.2
Employee benefits	6.1	11.0
Stores and consumables	4.2	7.0
Property, plant and equipment	1.6	5.6
Tax loss carryforwards	8.3	3.5
Share-based payments	4.3	3.4
Other	2.9	6.5

	43.7	56.2

(amounts recognised directly in equity)
Share-based payments	4.3	1.0
Defined benefit plans	4.1	5.8
Share placement costs	1.0	1.3
Exchange loss on foreign denominated intercompany loans	46.3	8.9
Cash flow hedges	-	0.3
Other financial assets	-	0.6

	55.7	17.9

Movements
Balance at 1 July	74.1	71.6
Charged to income statement	6.5	4.9
Adjustments for prior years	0.7	(3.3)
Transfers to deferred tax liabilities	(11.2)	(2.8)
Acquisitions	0.1	0.5
Charged directly to equity and other comprehensive income	40.2	5.4
Other	(0.3)	-
Foreign exchange differences	(10.7)	(2.2)

Balance at 30 June	99.4	74.1

Deferred tax assets expected to be recovered within 12 months	27.3	44.0
Deferred tax assets expected to be recovered after 12 months	72.1	30.1

	99.4	74.1

Deferred tax liabilities
The balance comprises temporary differences attributable to:
(amounts recognised in profit or loss)
Intangibles	37.9	52.9
Property, plant and equipment	72.6	66.9
Stores and consumables	3.2	3.1
Jointly controlled entities and associates	4.2	3.4
Other	1.7	7.4

	119.6	133.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax (continued)
(e) Deferred tax assets and liabilities (continued)

	2011	2010
	A$m	A$m
Deferred tax liabilities (continued)
Movements
Balance at 1 July	133.7	148.8
Charged to income statement	14.5	(5.0)
Adjustments for prior years	5.2	1.6
Transfers from deferred tax assets	(11.2)	(2.8)
Charged directly to equity and other comprehensive income	2.7	(1.0)
Acquisitions	0.9	-
Foreign exchange differences	(26.2)	(7.9)

Balance at 30 June	119.6	133.7

Deferred tax liabilities expected to be settled within 12 months	4.9	17.8
Deferred tax liabilities expected to be settled after 12 months	114.7	115.9

	119.6	133.7

(f) Tax losses
Deferred tax assets are recognised for carried forward tax losses to the extent that realisation of the related tax benefit through future taxable profit is probable. As at 30 June 2011, the Group has unused tax losses of A$61.6 million (2010: A$87.7 million) available for offset against future profit. A deferred tax asset has been recognised in respect of A$8.3 million (2010: A$3.5 million) of such losses.
The benefit of tax losses will only be obtained if (i) the Group derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions for the losses to be realised; (ii) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and (iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deduction for the losses.
No deferred tax asset has been recognised in respect of the remaining unused tax losses of A$46.1 million (2010: A$30.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions.
(g) Unrecognised temporary differences
As at 30 June 2011, there were no unrecognised temporary differences associated with the Group’s investments in subsidiaries, associates, or jointly controlled entities, as the Group has no liability for additional taxation should unremitted earnings be remitted.
(h) Tax consolidation legislation
Sims Metal Management Limited and its wholly-owned Australian controlled entities have entered into a tax sharing and funding agreement in relation to their participation in the tax consolidation regime. Sims Metal Management Limited is the head entity of the tax consolidated group. Members of the tax consolidated group have entered into a tax sharing and funding agreement that provides for the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the consolidated financial statements in respect of this agreement on the basis that the probability of default is remote.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 8 – Income tax and deferred tax (continued)
(i) Tax effect accounting by members of the Australian tax consolidated group
Sims Metal Management Limited as the head entity and the controlled entities in the Australian tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.
In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) assumed from controlled entities in the Australian tax consolidated group.
The amounts receivable or payable under the tax sharing agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments.
Note 9 – Trade and other receivables

	2011	2010
	A$m	A$m
Current:
Trade receivables	522.3	485.4
Provision for impairment of receivables	(5.4)	(3.6)

	516.9	481.8

Other receivables and deferred expenses	67.1	76.6
Tax receivable	1.5	-
Prepayments	21.2	17.8

	89.8	94.4

	606.7	576.2

Non-current:
Trade receivables	3.6	3.8
Prepayments	6.0	4.1

	9.6	7.9

Occasionally, the Group will sell a portion of its trade receivables to third parties. All credit risk passes to the third party at the time of the assignment, such that the Group has no further exposure to default by the specific trade debtors. The amount of trade receivables sold to third parties was not significant in the periods presented. The third party is not obliged to accept offers of receivables and the Group is not obligated to make offers or pay commitment fees to the third party.
(a) Movements in provision for impairment of receivables

	2011	2010	2009
	A$m	A$m	A$m
Balance at 1 July	3.6	9.0	0.9
Provision for impairment recognised during the year	0.3	1.2	23.7
Acquisitions	2.8	-	-
Receivables written-off during the year as uncollectible	(0.8)	(5.9)	(15.0)
Foreign exchange differences	(0.5)	(0.7)	(0.6)

Balance at 30 June	5.4	3.6	9.0

The creation and release of the provision for impaired receivables has been included in other expenses in profit or loss. Amounts charged to the allowance account are generally written-off when there is no expectation of recovering additional cash.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 9 – Trade and other receivables (continued)
(b) Past due but not impaired
As at 30 June 2011, receivables of A$106.3 million (2010: A$96.3 million) were past due but not impaired and the Group does not hold any material collateral in relation to these receivables. These relate to a number of independent customers for whom there is no recent history of default. The ageing analyses of these receivables are as follows:

	2011	2010
Days overdue:	A$m	A$m
1 – 30 days	95.1	68.0
31 – 60 days	7.3	16.1
Over 60 days	3.9	12.2

	106.3	96.3

(c) Other receivables and deferred expenses
Other receivable amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.
(d) Foreign exchange and interest rate risk
Information about the Group’s exposure to foreign exchange risk and interest rate risk in relation to trade and other receivables is provided in Note 2.
(e) Fair value and credit risk
Due to their short-term nature, the carrying value of current receivables approximates its fair value. The carrying value of non-current receivables approximates its fair value.
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant as is the fair value of any collateral sold or repledged. Refer to Note 2 for more information on the Group’s exposure to credit risk.
Note 10 – Inventory

	2011	2010
	A$m	A$m
Raw materials	172.9	171.7
Stores and spare parts	33.3	37.3
Finished goods	772.3	567.9

	978.5	776.9

Inventory expense
Inventories recognised as expense during the year ended 30 June 2011 amounted to A$6,835.2 million (2010: A$5,466.5 million). Write-downs of inventories to net realisable value are disclosed in Note 7.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 11 – Other financial assets and liabilities

	2011	2010
	A$m	A$m
Other financial assets:
Financial assets at fair value through profit or loss	4.0	3.6
Loan to a third party carried at amortised cost	3.8	-
Forward foreign exchange contracts – cash flow hedges	3.9	0.4
Forward commodity contracts – held for trading	4.1	4.7

Current	15.8	8.7

Available-for-sale investments	-	21.4
Loan to a third party carried at amortised cost	2.7	-

Non-current	2.7	21.4

Other financial liabilities:
Forward foreign exchange contracts – cash flow hedges	2.9	4.0
Forward commodity contracts – held for trading	2.9	0.3
Forward foreign exchange contracts – held for trading	-	0.7

Current	5.8	5.0

(a) Derivatives used by the Group
The Group is a party to derivative financial instruments in the normal course of business in order to hedge its exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group’s financial risk management policies which are set out in Note 2.
(i) Forward foreign exchange contracts – cash flow hedges
In order to protect against exchange rate movements in relation to material purchases and sales and underlying transactions between subsidiaries, the Group has entered into forward foreign exchange contracts to purchase foreign currencies for settlement of the related transaction. The Group’s primary exposure is to US dollars, Euros and British pounds as disclosed in Note 2.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is deferred and recognised in other comprehensive income to the extent that the hedge is effective. When the cash flows occur, the amount is released to profit or loss. Any ineffective portion is charged to profit or loss.
(ii) Forward foreign exchange contracts – held for trading
The Group has further entered into forward exchange contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts are subject to the same risk management policies as all other derivatives contracts, however they are accounted for as held for trading.
(iii) Forward commodity contracts – held for trading
The Group has entered into forward commodity contracts which are economic hedges but do not satisfy the requirements for hedge accounting. These contracts protect against movements in the underlying commodity of the related material purchase or sale. The Group’s primary exposure is to Copper and Nickel prices as disclosed in Note 2.
(b) Risk exposures
Information about the Group’s exposure to credit risk, foreign exchange, price and interest rate risk is provided in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial instrument mentioned above.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 11 – Other financial assets and liabilities (continued)
(c) Fair value
The loan to a third party carried at amortised cost accrues interest at a fixed rate. The fair value of this loan using current interest rates approximates its carrying value.
Financial instruments carried at fair value are classified by valuation method using the following hierarchy:
•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table presents the Group’s financial instruments measured at fair value by valuation method.

	Level 1	Level 2	Total
2011	A$m	A$m	A$m
Financial assets:
Financial assets at fair value through profit or loss	4.0	-	4.0
Derivative financial instruments	4.1	3.9	8.0

	8.1	3.9	12.0

Financial liabilities:
Derivative financial instruments	2.9	2.9	5.8

	2.9	2.9	5.8

2010

Financial assets:
Financial assets designated at fair value through profit or loss	3.6	-	3.6
Derivative financial instruments	4.7	0.4	5.1
Available-for-sale investments	21.4	-	21.4

	29.7	0.4	30.1

Financial liabilities:
Derivative financial instruments	0.3	4.7	5.0

	0.3	4.7	5.0

The fair value of commodity derivative financial instruments traded in active markets is based on the closing price at the reporting date. These derivatives are deemed to be level 1. The fair value of forward foreign exchange contracts is determined using the forward exchange market rates at the end of the reporting period. These derivative financial instruments are included in level 2.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 12 – Property, plant and equipment

			Leasehold	Plant &	Capital
			improve-	equip-	work in
	Land	Buildings	ments	ment	progress	Total
	A$m	A$m	A$m	A$m	A$m	A$m
At 30 June 2011
Cost	211.3	172.1	70.8	896.3	74.0	1,424.5
Accumulated depreciation	-	(53.9)	(23.4)	(481.7)	-	(559.0)

Net book amount	211.3	118.2	47.4	414.6	74.0	865.5

Year ended 30 June 2011
Balance at 1 July	254.1	143.7	32.5	405.5	90.0	925.8
Additions	1.8	5.4	15.9	86.3	33.4	142.8
Disposals	(6.0)	(0.3)	-	(2.0)	-	(8.3)
Transfers	(2.8)	1.4	7.1	30.3	(36.0)	-
Depreciation expense	-	(14.4)	(5.0)	(82.8)	-	(102.2)
Acquisition of subsidiaries (Note 27)	9.4	2.0	3.2	44.3	-	58.9
Foreign exchange differences	(45.2)	(19.6)	(6.3)	(67.0)	(13.4)	(151.5)

Balance at 30 June	211.3	118.2	47.4	414.6	74.0	865.5

At 30 June 2010
Cost	254.1	186.4	53.8	863.6	90.0	1,447.9
Accumulated depreciation	-	(42.7)	(21.3)	(458.1)	-	(522.1)

Net book amount	254.1	143.7	32.5	405.5	90.0	925.8

Year ended 30 June 2010
Balance at 1 July	254.5	153.2	35.9	404.6	99.5	947.7
Additions	1.0	2.4	4.4	81.3	31.8	120.9
Disposals	(0.6)	(1.0)	(0.1)	(3.4)	-	(5.1)
Transfers	1.6	6.2	0.8	28.5	(37.1)	-
Impairment loss	(1.8)	(0.2)	-	(12.5)	-	(14.5)
Depreciation expense	-	(11.3)	(4.8)	(93.0)	-	(109.1)
Acquisition of subsidiaries	12.5	3.0	-	26.4	-	41.9
Foreign exchange differences	(13.1)	(8.6)	(3.7)	(26.4)	(4.2)	(56.0)

Balance at 30 June	254.1	143.7	32.5	405.5	90.0	925.8

Note 13 – Goodwill
(a) Movements in carrying amounts

	2011	2010
	A$m	A$m
Cost	1,113.3	1,308.7
Accumulated impairment	(124.6)	(157.0)

Net book amount	988.7	1,151.7

Balance at 1 July	1,151.7	1,146.8
Acquisition of subsidiaries (Note 27)	62.8	64.3
Contingent consideration on acquisitions prior to the adoption of AASB 3R (IFRS 3R)	(0.5)	4.8
Foreign exchange differences	(225.3)	(64.2)

Balance at 30 June	988.7	1,151.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 13 – Goodwill (continued)
(b) Allocation of Goodwill by Segment

	2011	2010
	A$m	A$m
Australasia	30.7	21.8
North America	815.6	1,017.0
Europe	142.4	112.9

	988.7	1,151.7

Goodwill acquired through business combinations has been allocated to groups of CGUs that are expected to benefit from the acquisition. During the current financial year, the Group combined 6 CGUs within its North America segment into one CGU (North America Metals). The change was a result of the implementation of a strategy that led to the integration of management responsibility including commercial aspects of the business. There would have been no impact to impairment testing for goodwill in the prior financial year if these 6 CGUs had been combined into one CGU.
For the North America segment, goodwill has been allocated to CGUs as follows:

	2011	2010
	A$m	A$m
North America Metals	731.7	911.9
Rest of North America	83.9	105.1

	815.6	1,017.0

The goodwill that is allocated to the CGUs within Rest of North America, Australasia and Europe are not significant and do not account individually for more than 10% of total Group goodwill. The change in the goodwill balances above is due to acquisitions and foreign exchange retranslations.
(c) Goodwill impairment tests and key assumptions
Goodwill is tested for impairment in accordance with the policy set out in Note 1(c). The recoverable amount of each of the Group’s CGUs was determined based on the higher of fair value less costs to sell or value-in-use. The Group believes its methodology is the most meaningful method, in order to reflect the cyclicality of its business and the volatile nature of commodity markets that can impact its business.
The value-in-use calculations use a 5-year cash flow projection which is based initially on the 2012 financial year budget (as approved by the Board) and a 4-year forecast prepared by management. The 4-year forecast is developed using historical averages derived from four years of historical results and the 2012 financial year budget. These 5-year projections also incorporate management estimates related to the inherent impact of future volatility in volumes, commodity prices and margins drawn from past experience and factor in current and expected future economic conditions and considers the potential benefits to arise from significant capital investments approved by the Board. A terminal value is determined from the final year of cash flow based on application of the Gordon Growth model. The cash flows are discounted using rates that reflect management’s estimate of the time value of money and the risks specific to each CGU that are not already reflected in the cash flows. In determining appropriate discount rates for each CGU, consideration has been given to a weighted average cost of capital of the entity as a whole and adjusted for country and business risk specific to the CGU. The cash flow projections are based on management’s best estimates, with reference to historical results, to determine income, expenses, capital expenditures and cash flows for each CGU.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 13 – Goodwill (continued)
(c) Goodwill impairment tests and key assumptions (continued)
The key assumptions used for the value-in-use calculations were as follows:

	Discount rate (pre-tax)		Growth rate
	2011	2010	2011	2010
	%	%	%	%
Australasia	13.3 – 16.9	13.5 – 20.9	2.5	2.5
North America Metals	13.2	14.1 – 14.8	3.0	3.0
Rest of North America	12.7 – 13.1	12.5 – 15.7	3.0	3.0
Europe	12.6 – 14.6	11.3 – 13.2	1.5 – 2.5	1.5 – 2.5
(d) Impairment charges recognised
Year ended 30 June 2009 Australasia
In the year ended 30 June 2009, this segment recognised a non-cash impairment charge of A$0.9 million related to a secondary processing CGU. The CGU is a non-core business and the impairment was due to the closure of a business. After the impairment charge, this CGU had no remaining goodwill.
North America
In the year ended 30 June 2009, the North America segment recognised a non-cash impairment charge of A$190.2 million. The impairment charge was due to the global economic crisis in the year ended 30 June 2009 that impacted the CGUs directly by markedly lower commodity prices and diminished flows of scrap metals.
(e) Impact of possible changes in key assumptions
With regard to the assessment of the value-in-use of each CGU, a sensitivity analysis was conducted on the effect of changes in forecasted cash flows and discount rates. If forecasted cash flows were to decrease by 10% for each CGU, an impairment charge of A$47.8 million would be required in respect of the North America Metals CGU. If discount rates were to increase by 1% for each CGU, an impairment charge of A$97.7 million would be required in respect of the North America Metals CGU and an impairment charge of A$2.9 million would be required in respect of one CGU in the Europe segment.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 14 – Intangible assets

	Supplier
	relation-			Trade-
	ships	Permits	Contracts	names	Total
	A$m	A$m	A$m	A$m	A$m
At 30 June 2011
Cost	205.5	7.8	29.3	29.4	272.0
Accumulated impairment	-	(0.7)	-	-	(0.7)
Accumulated amortisation	(105.2)	-	(24.5)	(5.4)	(135.1)

Net book amount	100.3	7.1	4.8	24.0	136.2

Year ended 30 June 2011
Balance at 1 July	151.2	8.8	3.3	31.9	195.2
Acquisitions (Note 27)	2.2	-	4.2	0.5	6.9
Amortisation charge	(24.6)	-	(1.9)	(1.9)	(28.4)
Foreign exchange differences	(28.5)	(1.7)	(0.8)	(6.5)	(37.5)

Balance at 30 June	100.3	7.1	4.8	24.0	136.2

At 30 June 2010
Cost	252.8	9.7	31.8	36.5	330.8
Accumulated impairment	-	(0.9)	-	-	(0.9)
Accumulated amortisation	(101.6)	-	(28.5)	(4.6)	(134.7)

Net book amount	151.2	8.8	3.3	31.9	195.2

Year ended 30 June 2010
Balance at 1 July	187.6	9.8	5.6	35.8	238.8
Acquisitions	5.4	0.5	0.1	-	6.0
Impairment charge	-	(0.9)	-	-	(0.9)
Amortisation charge	(30.5)	-	(2.1)	(2.2)	(34.8)
Foreign exchange differences	(11.3)	(0.6)	(0.3)	(1.7)	(13.9)

Balance at 30 June	151.2	8.8	3.3	31.9	195.2

Intangible assets by segment are as follows:

	2011	2010
	A$m	A$m
North America	129.6	188.7
Australasia	2.5	0.4
Europe	4.1	6.1

	136.2	195.2

Note 15 – Trade and other payables

	2011	2010
	A$m	A$m
Trade payables	547.4	424.4
Other payables	160.8	160.2
Deferred income	39.1	29.6

	747.3	614.2

The Group’s exposure to currency and liquidity risk related to trade and other payables is set out in Note 2.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 16 – Borrowings

	2011	2010
	A$m	A$m
Current borrowings:
Other borrowings	0.5	0.6

	0.5	0.6

Non-current borrowings:
Bank loans	291.0	116.2
Other borrowings	0.2	0.4

	291.2	116.6

Bank loans are unsecured but are subject to guarantees/cross guarantees, cross defaults and indemnities (as appropriate) from the Company and certain of its subsidiaries.
(a) Risk exposures
The Group’s exposure to interest rate risk as well as information relating to the facility arrangements is set out in Note 2.
(b) Fair value
The Group’s borrowings approximate the carrying amount as the Group’s primary exposure is to floating rate bank loans. The Group has nominal exposure to fixed rates through other borrowings.
Note 17 – Provisions

	2011	2010
	A$m	A$m
Current:
Employee benefits	21.1	10.8
Legal provisions	10.1	13.3
Other	5.9	7.0

	37.1	31.1

Non-current:
Employee benefits	11.5	10.2
Environmental compliance	3.8	4.9
Contingent consideration – business combinations	-	4.8
Other	3.3	2.3

	18.6	22.2

The Group is involved in legal and other disputes and, after taking legal advice, has established provisions taking into account the relevant facts of each dispute. The timing of cash outflows associated with legal claims cannot be reasonably determined. The environmental compliance provision is an estimate of costs for property remediation that will be required in the future.
The contingent consideration provision is an estimate of final consideration payable in respect of business combinations likely to be paid in the future. The amounts are typically based on the future profitability of the businesses acquired. Refer to Note 1(f).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 17 – Provisions (continued)
Movements in each class of provision during the financial year, other than employee benefits, are set out below.

	Current		Non-current
			Contingent	Environ-
			consider-	mental
	Legal	Other	ation	compliance	Other
	A$m	A$m	A$m	A$m	A$m
Balance at 1 July	13.3	7.0	4.8	4.9	2.3
Transfers	-	(0.3)	0.3	-	-
Provisions recognised in profit or loss	2.7	1.6	-	0.5	1.7
Payments	(3.2)	(2.1)	(4.6)	(0.6)	(0.4)
Acquisitions	-	(0.1)	-	-	-
Foreign exchange differences	(2.7)	(0.2)	(0.5)	(1.0)	(0.3)

Balance at 30 June	10.1	5.9	-	3.8	3.3

Note 18 – Retirement benefit obligations
The Group operates a number of pension plans for the benefit of its employees throughout the world. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on years of service and/or final average salary. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.
The following sets out details in respect of the defined benefit sections only. The expense recognised in relation to the defined contribution plans is disclosed in Note 7.
(a) Balances recognised in the statement of financial position

	2011	2010
	A$m	A$m
Present value of defined benefit obligation	64.6	72.9
Fair value of defined benefit plan assets	(62.6)	(61.9)

Net defined benefit liability	2.0	11.0

These amounts are disclosed as:
Retirement benefit assets	0.9	-
Retirement benefit obligations	2.9	11.0

	2.0	11.0

The Group has no legal obligation to settle the liability with an immediate contribution or additional one-off contributions. The Group intends to continue to contribute to the defined benefit plans based on recommendations from its actuaries.
(b) Expense recognised in profit or loss

	2011	2010	2009
	A$m	A$m	A$m
Current service cost	1.3	1.4	2.1
Interest cost	3.3	3.7	5.0
Expected return on plan assets	(3.6)	(3.6)	(5.5)

	1.0	1.5	1.6

Actual return on plan assets	7.4	8.2	(11.3)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 18 – Retirement benefit obligations (continued)
(c) Reconciliations

	2011	2010
	A$m	A$m
Movements in the benefit obligation:
Balance at 1 July	72.9	73.4
Current service cost	1.3	1.4
Interest cost	3.3	3.7
Actuarial loss/(gain)	(0.7)	8.4
Benefits paid	(3.8)	(5.0)
Contributions paid by members	0.4	0.4
Settlements	-	(4.0)
Foreign exchange differences	(8.8)	(5.4)

Balance at 30 June	64.6	72.9

Reconciliation of the fair value of plan assets:
Balance at 1 July	61.9	62.2
Expected return on plan assets	3.6	3.6
Actuarial gain	3.8	4.6
Contributions by Group	4.5	5.1
Contributions paid by members	0.4	0.4
Benefits paid	(3.8)	(5.0)
Settlements	-	(3.9)
Foreign exchange differences	(7.8)	(5.1)

Balance at 30 June	62.6	61.9

(d) Categories of plan assets
The major categories of plan assets are as follows:

	2011	2010
	A$m	A$m
Cash	8.3	8.4
Equity instruments	36.5	34.6
Debt instruments	13.5	12.9
Property	4.3	6.0

Total plan assets	62.6	61.9

(e) Actuarial gains and losses recognised in other comprehensive income

	2011	2010	2009
	A$m	A$m	A$m
Actuarial gain/(loss) recognised during the financial year	4.5	(3.8)	(8.1)
Income tax (expense)/benefit	(1.7)	1.1	2.7

Net actuarial gain/(loss)	2.8	(2.7)	(5.4)

Cumulative amount at 30 June	(13.2)	(17.7)	(13.9)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 18 – Retirement benefit obligations (continued)
(f) Principal actuarial assumptions

	2011	2010	2009
	%	%	%
Australia
Discount rate	4.3	4.2	4.6
Expected rate of return on plan assets	7.3	7.3	8.0
Future salary increases	3.5	4.0	3.0

United Kingdom
Discount rate	5.5	5.3	6.2
Expected rate of return on plan assets	5.6	5.4	6.1
Future salary increases	3.9	3.6	4.0

United States
Discount rate	5.5	5.5	6.5
Expected rate of return on plan assets	8.0	8.0	8.0
Future salary increases	3.5	3.5	3.5
The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories and considers recommendations from the Group’s actuaries. This resulted in the selection of the weighted average returns of plan assets for each of the defined benefit plans as set out above.
(g) Employer contributions
Employer contributions to the defined benefit section of the plans are based on recommendations of actuarial advisors of the plans. Actuarial assessments are made at no more than one-year intervals, and the last such assessment was made as at 30 June 2011.
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members’ salaries over their working lifetimes.
Using the funding method described above and particular actuarial assumptions as to the plan’s future experience, the actuaries recommended, in their review as at 30 June 2011, a contribution amount that would be sufficient to meet the Group’s obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2012 is A$2.0 million for Australia, A$1.5 million for the United Kingdom, and A$0.7 million for the United States.
(h) Historic summary

	2011	2010	2009	2008	2007
	A$m	A$m	A$m	A$m	A$m
Defined benefit plan obligation	64.6	72.9	73.4	81.6	70.0
Plan assets	(62.6)	(61.9)	(62.2)	(76.8)	(77.4)

Deficit/(surplus)	2.0	11.0	11.2	4.8	(7.4)

Experience adjustments arising on plan liabilities	(0.7)	8.4	(8.7)	(0.5)	(2.8)

Experience adjustments arising on plan assets	(3.8)	(4.6)	16.9	11.8	(3.9)

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 19 – Contributed equity
(a) Share capital
Ordinary shares, which have no par value, trade on the Australian Securities Exchange (“ASX”) and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative. The Company does not have a limited amount of authorised capital. The Company’s shares also trade on the New York Stock Exchange in the form of American Depository Shares (“ADS”) with one ordinary share equaling one ADS. ADSs have the same rights as ordinary shares, including participation in dividends and voting rights. Movements in ordinary shares are as follows:

	Number
	of shares	A$m
Balance at 1 July 2009	182,146,718	2,352.9
Issued under long-term incentive plans	224,361	0.5
Issued under the dividend reinvestment plan	442,346	9.2
Issued under the institutional placement[1]	19,047,620	391.4
Issued under the share purchase plan[2]	1,973,398	41.2

Balance at 30 June 2010	203,834,443	2,795.2
Issued under long-term incentive plans	363,177	3.3
Issued under the employee share scheme recognised as issued following repayment of associated employee loans	23,205	0.3
Issued under the dividend reinvestment plan	1,149,463	19.1

Balance at 30 June 2011 for accounting purposes	205,370,288	2,817.9
Issue of ordinary shares under the employee share scheme deemed to be options for accounting purposes	23,626	-

Balance at 30 June 2011 per share register	205,393,914	2,817.9

1On 20 November 2009, the Company issued 19,047,620 ordinary shares at A$21.00 per share.

2On 17 December 2009, the Company issued 1,973,398 ordinary shares at A$21.00 per share.
(b) Dividend reinvestment plan
The Company operates a Dividend Reinvestment Plan (“DRP”) under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by issue of new ordinary shares rather than by being paid cash. Shares issued in the year ended 30 June 2011 under the plan were at a 2.5% discount to the market price.
(c) Capital risk management
The capital structure of the Group consists of net debt and equity. The Group’s objectives when managing capital are to maintain an optimal capital structure that provides adequate flexibility and also seeks to manage the cost of capital.
In order to manage the capital structure, the Group may periodically adjust dividends policy, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors its capital structure primarily using the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt. The Group seeks to maintain an optimum gearing ratio.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 19 – Contributed equity (continued)
(c) Capital risk management (continued)
The Group’s gearing ratio is as follows:

	2011	2010
	A$m	A$m
Total borrowings	291.7	117.2
Less: cash and cash equivalents	(165.5)	(132.3)

Net debt	126.2	(15.1)
Plus: total equity	2,920.5	3,278.8

Total capital	3,046.7	3,263.7

Gearing ratio	4.1%	-
There have been no breaches of external obligations such as regulatory obligations or bank covenants.
Note 20 – Reserves and retained earnings
(a) Reserves

		Available
	Share-	for sale	Cash	Foreign
	based	investme	flow	currency
	payments	nts	hedging	translation	Total
	A$m	A$m	A$m	A$m	A$m
Balance at 1 July 2009	38.4	-	0.4	127.2	166.0
Equity-settled share-based payment expense	16.9	-	-	-	16.9
Revaluation – gross	-	(1.4)	(0.9)	-	(2.3)
Transfer to profit or loss - gross	-	-	(0.6)	-	(0.6)
Foreign currency translation differences	-	-	-	(127.5)	(127.5)
Deferred tax	(1.6)	0.6	0.4	6.2	5.6

Balance at 30 June 2010	53.7	(0.8)	(0.7)	5.9	58.1
Equity-settled share-based payment expense	15.7	-	-	-	15.7
Cash settlement	(0.8)	-	-	-	(0.8)
Revaluation – gross	-	-	(0.1)	-	(0.1)
Transfer to profit or loss - gross	-	1.4	0.9	-	2.3
Foreign currency translation differences	-	-	-	(560.7)	(560.7)
Deferred tax	3.3	(0.6)	(0.3)	36.8	39.2

Balance at 30 June 2011	71.9	-	(0.2)	(518.0)	(446.3)

(b) Retained earnings

	2011	2010
	A$m	A$m
Balance at 1 July	425.5	340.1
Profit after tax	192.1	126.7
Dividends paid	(71.5)	(38.6)
Actuarial gain/(loss) on defined benefit plans, net of tax	2.8	(2.7)

Balance at 30 June	548.9	425.5

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 20 – Reserves and retained earnings (continued)
(c) Nature and purpose of reserves
(i) Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of share-based awards issued to employees.
(ii) Available-for-sale investments reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities classified as available-for-sale investments, are recognised in other comprehensive income as described in Note 1(r) and accumulated in a separate reserve within equity. Amounts are reclassified to profit or loss when the associated assets are sold or impaired.
(iii) Cash flow hedging reserve
The cash flow hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised in other comprehensive income, as described in Note 1(t). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.
(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income, as described in Note 1(g) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of or borrowings forming part of the net investment are repaid.
Note 21 – Dividends
(a) Dividends declared and paid during the year

	Cents per	Franked	2011	2010	2009
	share	%	A$m	A$m	A$m
Interim 2011	12.0	42%	24.6	-	-
Final 2010	23.0	74%	46.9	-	-
Interim 2010	10.0	100%	-	20.4	-
Final 2009	10.0	100%	-	18.2	-
Interim 2009	28.0	100%	-	-	50.9
Final 2008	75.0	23%	-	-	135.6

Total dividends paid			71.5	38.6	186.5
Shares issued under the DRP			(19.1)	(9.2)	(26.6)

Total cash dividends paid			52.4	29.4	159.9

The franked components of all dividends paid or declared were franked based on a tax rate of 30%.
(b) Dividends not recognised at year end
Since the end of the year, the Directors have determined the payment of a final dividend of 35.0 cents per share franked at 43% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 21 October 2011 out of consolidated retained earnings as at 30 June 2011, but not recognised as a liability at the end of the reporting period, is A$71.9 million (2010: A$46.9 million; 2009: A$18.2 million).
The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 21 – Dividends (continued)
(c) Franked dividends
The franked portions of the final dividends recommended after 30 June 2011 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ended 30 June 2012.

	2011	2010
	A$m	A$m
Franking credits available for the subsequent financial years based on tax rate of 30% (2010: 30%)	14.0	16.2

The above amounts represent the balance of the franking account as at the end of the reporting date, adjusted for:
a)	franking credits that will arise from the payment of the amount of the provision for income tax and franking debits that will arise from refunds;

b)	franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date; and

c)	franking credits that will arise from the receipt of dividends recognised as receivables as at the reporting date.
The impact on the franking account of the dividend determined by the Directors since the end of the reporting period, but not recognised as a liability as at the end of the reporting date, will be a reduction in the franking account of $13.3 million (2010: A$14.9 million).
Note 22 – Contingencies
(a) Guarantees
The Group has given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Group, for which no amounts are recognised in the consolidated financial statements, as at 30 June 2011 and 2010 were A$64.5 million and A$45.7 million, respectively.
See Note 31(b) for information related to guarantees provided by the Company.
(b) Environmental claims
The Group is subject to comprehensive environmental requirements relating to, among others, the acceptance, storage, treatment, handling and disposal of solid waste and hazardous waste; the discharge of materials and storm water into the environment; the management and treatment of wastewater and stormwater; and the remediation of soil and groundwater contamination. As a consequence, the Group has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities where obligations are known to exist and can be reasonably measured. However, additional liabilities may emerge due to a number of factors, including changes in environmental laws and regulations in each of the jurisdictions in which the Group operates or has operated. The Group cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 22 – Contingencies (continued)
(c) Legal claims
Various Group companies are parties to legal actions and claims that arise in the ordinary course of their business. While the outcome of such legal proceedings cannot be readily foreseen, the Group believes that they will be resolved without material effect on its financial statements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably estimated.
On 20 June 2011, the United States District Court Southern District of New York issued a summary judgement against Metal Management Inc. (a subsidiary of the Company) in a dispute involving a breach of contract. The breach of contract relates to the transaction fee that was payable to Metal Management Inc.’s financial advisers in connection with its merger with the Company. The amount of the summary judgement was US$8.1 million, of which US$7.6 million had been previously accrued, and interest of US$2.4 million. An additional provision of US$2.9 million was recognised in the financial year and the total amount of summary judgement of US$10.5 million (A$9.8 million) is included in provisions (refer to Note 17).
(d) Tax audits
The Group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently reviewing or auditing the Group’s income tax returns. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. While it is difficult to predict the ultimate outcome in some cases, the Group does not anticipate that there will be any material impact on the Group’s financial statements from such audits or reviews.
(e) Subsidiaries
Under the terms of a Deed of Cross Guarantee (“DCG”) entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017), the Company has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed, as described in Note 28. The controlled entities are not in liquidation and there is no indication that they will be wound up.
Note 23 – Commitments
(a) Capital commitments
Capital expenditures contracted for at the reporting date but not recognised as liabilities are as follows:

	2011	2010
	A$m	A$m
Payable within one-year	40.7	26.3
Payable later than one-year but not later than five-years	0.5	0.7

	41.2	27.0

The capital commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 23 – Commitments (continued)
(b) Lease commitments
The Group has entered into various operating leases on property, plant and equipment. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. Lease commitments for operating leases are as follows:

	2011	2010
	A$m	A$m
Not later than one-year	61.1	59.0
Later than one-year, but not later than three-years	89.3	95.6
Later than three-years, but not later than five-years	44.7	41.1
Later than five-years	95.0	121.0

Total lease commitments not recognised as liabilities	290.1	316.7

The lease commitments included above also include the Group’s share relating to joint venture operations, jointly controlled entities and associates.
(c) Remuneration commitments
The Group has entered into service agreements with key management personnel as referred to in the Remuneration Report that are not recognised as liabilities and are not included in the key management personnel compensation. Remuneration commitments for key management personnel are as follows:

	2011	2010
	A$m	A$m
Payable within one-year	2.2	2.6
Payable later than one-year but not later than five-years	-	2.3

Total remuneration commitments not recognised as liabilities	2.2	4.9

Note 24 – Share ownership plans
The Company’s share ownership plans are designed to link the rewards of eligible employees to the long-term performance of the Company and the returns generated for shareholders. The maximum number of shares that can be outstanding at any time under the share ownership plans is limited to 5% of the Company’s issued capital. Grants under the share ownership plans can be in the form of options or share rights. Certain share ownership plans also provide for cash-settlement which are determined by the Board.
An option is a contract that gives the holder the right, but not the obligation, to acquire the Company’s shares at a fixed or determinable price for a specified period of time. Options have an exercise price based on the weighted average market price of the Company’s ordinary shares (or ADSs) during the five trading days up to the date of the grant. Share rights are a contractual right to acquire the Company’s shares for nil consideration. Unless specified in the grants, holders of options and share rights are not entitled to dividends or voting rights.
(a) Effect of share-based payments on profit or loss
The expense recognised in the income statement in relation to share-based payments is disclosed in Note 7. The carrying amount of liabilities for cash-settled share-based arrangements as at 30 June 2011 was A$0.5 million (2010: A$0.4 million). Where share-based awards are issued to employees of subsidiaries within the Group, the subsidiaries compensate the Company for the fair value of these share-based awards.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(b) Long-Term Incentive Plan (“LTIP”)
In July 2003, the Company established a LTIP designed as a reward and retention tool for certain employees. Options and share rights granted under the LTIP may vest either based on continuous service or based on performance conditions. Share rights which contain performance conditions are referred to as performance rights whereas share rights which only contain a continuous service condition are referred to as restricted share units. Refer to the Remuneration Report for further information on the terms of the grants made in the year ended 30 June 2011 pursuant to the LTIP.
(i) Share options
The fair value of options granted (including cash-settled options) is independently determined using a Binomial method which allows for the effects of an early exercise for vested options assuming the share price exceeds one and a half times the exercise price. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2011	2010	2011	2010
Risk-free interest rate	5.1%	5.2%	2.0%	2.7%
Dividend yield	3.0%	4.0%	3.0%	4.0%
Volatility	39.6%	49.0%	59.0%	59.0%
Expected life (years)	3.8	4.2	4.2	4.3
Share price at grant date	A$17.81	A$21.26	US$16.90	US$19.21
Weighted average fair value	A$5.04	A$6.78	US$6.15	US$6.56
Volatility for the ordinary shares is based on historical share price. Due to the sparse trading of the ADSs and its limited listing (since March 2008), the volatility of the ADSs is based on the historical share price of the ordinary shares which have been translated to US dollars using daily exchange rates.

Options outstanding		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price $	of options	price $
	2011	2011	2010	2010
Ordinary Shares:
Balance at 1 July	781,579	A$21.11	558,792	A$20.48
Granted	384,908	A$17.62	270,207	A$21.95
Forfeited	(12,252)	A$22.74	(47,420)	A$18.50
Exercised	(90,290)	A$13.11	-	A$-

Balance at 30 June	1,063,945	A$20.51	781,579	A$21.11

Exercisable at 30 June	338,032	A$22.97	173,149	A$20.68

ADSs:
Balance at 1 July	1,802,588	US$18.08	1,182,472	US$16.78
Granted	911,868	US$16.99	729,933	US$20.57
Forfeited	(47,248)	US$19.61	(109,817)	US$20.68
Exercised	(58,443)	US$12.19	-	US$-

Balance at 30 June	2,608,765	US$17.80	1,802,588	US$18.08

Exercisable at 30 June	900,741	US$17.78	368,898	US$16.51

Options granted as ordinary shares during the year ended 30 June 2011 included 241,329 cash-settled options. For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was A$17.05 for ordinary shares and US$20.20 for ADSs (2010: nil).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(b) Long-Term Incentive Plan (“LTIP”) (continued)
Information about outstanding and exercisable options as at 30 June 2011 is as follows:

	Outstanding			Exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise price	Number	exercise	contractual	Number	exercise	contractual
range	of options	price	life (years)	of options	price	life (years)
Ordinary shares:
A$8 - A$20	523,930	A$17.26	5.94	64,322	A$17.79	4.76
A$20 - A$30	540,015	A$23.65	5.20	273,710	A$24.19	5.12

	1,063,945	A$20.51	5.57	338,032	A$22.97	5.05

ADSs:
US$8 - US$20	1,289,828	US$14.89	5.79	252,598	US$10.37	4.54
US$20 - US$30	1,318,937	US$20.67	5.16	648,143	US$20.68	5.04

	2,608,765	US$17.80	5.47	900,741	US$17.78	4.90

(ii) Performance rights
Performance rights vest after a period of three to five years, but only if the performance hurdle has been met. Performance hurdles are either based on Total Shareholder Return (“TSR”) or on non-market based performance criteria. In the year ended 30 June 2011, 104,677 (2010:115,848) share rights were forfeited as the performance conditions were not satisfied.
Performance-based share right grants made in the years ended 30 June 2010 and 30 June 2011 are measured using a TSR hurdle over a three year period (commencing at the beginning of the financial year) against a comparator group of companies. Full vesting of the performance share rights occurs when the Company’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period.
The fair value of performance share rights granted is independently determined using a Black-Scholes method to produce a Monte-Carlo simulation model which allows for the incorporation for a TSR performance condition that must be met before the share rights vest. The significant weighted assumptions used to determine the fair value were as follows:

	Ordinary shares		ADSs
	2011	2010	2011	2010
Dividend yield	3.0%	4.0%	3.0%	4.0%
Risk-free interest rate	5.2%	5.2%	1.3%	2.7%
Volatility	49.0%	49.0%	59.0%	59.0%
Share price at grant date	A$17.81	A$21.26	US$16.90	US$19.27

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(b) Long-Term Incentive Plan (“LTIP”) (continued)
(ii) Performance rights (continued)

Performance rights outstanding		Weighted		Weighted
		average		average
		fair value		fair value
	Number of	at grant	Number of	at grant
	shares	date $	shares	date $
	2011	2011	2010	2010
Ordinary Shares:
Non-vested balance at 1 July	633,628	A$22.61	854,616	A$24.51
Granted	167,525	A$14.04	119,268	A$15.81
Forfeited/cancelled	(110,122)	A$26.69	(206,422)	A$23.79
Vested[1]	(146,185)	A$24.97	(133,834)	A$26.90

Non-vested balance at 30 June	544,846	A$18.51	633,628	A$22.61

ADSs:
Balance at 1 July	674,990	US$11.04	186,477	US$8.81
Granted	741,883	US$9.22	507,862	US$11.87
Forfeited/cancelled	(18,809)	US$10.56	(19,349)	US$11.75
Vested	-	US$-	-	US$-

Non-vested balance at 30 June	1,398,064	US$10.08	674,990	US$11.04

[1]54,780 rights were settled in cash
(iii) Restricted share units
Restricted share units granted to employees typically vest over a period up to three years. The fair value of restricted share units is determined based on the market price of the Company’s shares on the date of grant and the Company’s dividend yield.

Restricted share units outstanding		Weighted		Weighted
		average		average
		fair value		fair value
	Number of	at grant	Number of	at grant
	shares	date $	shares	date $
	2011	2011	2010	2010
Ordinary Shares:
Non-vested balance at 1 July	19,042	A$23.51	76,159	A$14.48
Granted	45,907	A$14.86	4,885	A$19.51
Forfeited/cancelled	-	A$-	(8,648)	A$11.83
Vested	(7,874)	A$24.17	(53,354)	A$12.15

Non-vested balance at 30 June	57,075	A$16.46	19,042	A$23.51

ADSs:
Balance at 1 July	80,210	US$17.90	11,562	US$19.27
Granted	149,720	US$18.86	75,140	US$17.81
Forfeited/cancelled	(12,036)	US$19.06	(1,319)	US$18.13
Vested	(24,165)	US$18.49	(5,173)	US$19.73

Non-vested balance at 30 June	193,729	US$18.49	80,210	US$17.90

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(c) Former Executive Long-Term Incentive Plan (“LTI Share Plan”)
The LTI Share Plan was approved by shareholders in November 2004. Offers of shares under the LTI Share Plan were made to eligible Australian-based employees in the 2006 and 2007 financial years. The Company provided financial assistance in the form of a share secured non-interest-bearing employee loan. The loans are repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.
The beneficial ownership of the shares vests with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the “Participant” is an employee of the Group at vesting. Periods of continuous service vary from one to three years, while non-market-based performance criteria are satisfied if the growth in EPS of the Group of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved.
Holders of these shares are entitled to dividends over the term of the relevant vesting period. No further grants are being made pursuant to the LTI Share Plan. The following table sets out details of outstanding shares granted under the LTI Share Plan:

		Weighted		Weighted
		average		average
	Number	purchase	Number	purchase
	of shares	price A$	of shares	price A$
	2011	2011	2010	2010
Balance at 1 July	46,831	$16.88	80,851	$17.66
Forfeited	-	$-	(34,020)	$18.73
Exercised	(23,205)	$14.99	-	$-

Balance at 30 June	23,626	$18.73	46,831	$16.88

Exercisable at 30 June	23,626	$18.73	46,831	$16.88

Shares forfeited during the year ended 30 June 2010 were a result of performance conditions not being satisfied.
(d) Transition Incentive Share Plan related to the Metal Management merger
In accordance with the terms and conditions of the merger agreement with Metal Management, Inc., the Sims Group Limited Transition Incentive Plan (“SGLTIP”) was established. The SGLTIP assumed the rights and obligations of Metal Management under its former plan (“MMI Plan”). The Group assumed both options and restricted shares from the MMI Plan. No additional grants can be made under the SGLTIP.
(i) Share options
The options assumed were held by the former directors of Metal Management, Inc. who became directors of the Company on the merger date. Each outstanding share option under the MMI Plan was converted into 2.05 options of the Company. Each option represents the right to acquire one ADS. In addition, the exercise price of each outstanding option under the MMI Plan was converted at the same exchange ratio. All the options assumed were fully vested and therefore the fair value was recorded as a component of the purchase price for Metal Management Inc.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 24 – Share ownership plans (continued)
(d) Transition Incentive Share Plan related to the Metal Management merger (continued)
(i) Share options (continued)
The following table sets out details of outstanding options under the SGLTIP:

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price US$	of options	price US$
	2011	2011	2010	2010
Balance at 1 July	706,000	$15.58	738,000	$15.54
Exercised	(91,000)	$15.29	(32,000)	$15.29

Balance at 30 June	615,000	$15.62	706,000	$15.58

Exercisable at 30 June	615,000	$15.62	706,000	$15.58

For options exercised during the year ended 30 June 2011, the weighted average share price at the date of exercise was US$20.39 (2010: US$22.33). The weighted average contractual life of options outstanding as at 30 June 2011 was 2.21 years (2010: 2.90 years).
(ii) Restricted shares
The restricted shares assumed were held by former employees of Metal Management, Inc. who are now employed by the Group. The restricted shares vest evenly over three-years based on continuous service. The holder of the restricted share is entitled to dividends and voting rights during the period of restriction. Each unvested restricted share at the merger date was converted into 2.05 restricted ADSs of the Company. The fair value of restricted shares assumed was based on the value of an ordinary share of the Company on the merger date. Set out below is a summary of restricted shares under the SGLTIP:

		Weighted		Weighted
		average		average
		fair value		fair value
	Number	at grant	Number	at grant
	of shares	date US$	of shares	date US$
	2011	2011	2010	2010
Non-vested balance at 1 July	60,966	$25.27	142,281	$25.27
Forfeited	(3,418)	$25.27	(12,916)	$25.27
Vested	(57,548)	$25.27	(68,399)	$25.27

Non-vested balance at 30 June	-	$-	60,966	$25.27

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures
Key management personnel are those persons defined as having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any director (executive or non-executive). Please refer to the Directors’ Report for information regarding each key management person.
(a) Key management personnel compensation

	2011	2010
	A$	A$
Short-term benefits	10,788,124	11,989,245
Long-term benefits	31,823	2,050,041
Post-employment benefits	329,944	784,335
Termination benefits	-	1,551,200
Share-based payments	6,988,624	7,249,463

	18,138,515	23,624,284

The Group has taken advantage of the relief provided by Australian Securities and Investments Commission Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, which is presented in the Directors’ Report.
(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report.
(ii) Share holdings
The number of shares in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, is set out below.

2011		Received		Other
	Balance at	on exercise		changes	Balance
	1 July	of options	Purchases/	during the	at 30 June
Name	2010	or rights	(sales)	year	2011
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon	3,870	-	-	-	3,870
M Feeney	27,789	-	-	-	27,789
R Lewon (ADS)	-	29,500	(29,500)	-	-
G Morris (ADS)	25,000	61,500	(56,500)	-	30,000
C Renwick	3,144	-	-	-	3,144
J Thompson (ADS)	-	-	5,000	-	5,000
P Varello (ADS)	52,125	-	22,800	-	74,925
Executive Director:
D Dienst (ADS)[1]	603,293	-	-	(6,000)	597,293
Senior Executives:
G Davy	57,686	9,484	-	-	67,170
R Kelman (ADS)	14,979	64,705	(79,684)	-	-
R Larry (ADS)	80,972	5,260	(31,755)	-	54,477
D McGree	42,099	5,363	-	-	47,462
A Ratner (ADS)	87,959	-	(12,241)	-	75,718

[1]Other changes for Mr Dienst represent a charitable gift.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(ii) Share holdings (continued)

2010		Received		Other
		on exercise		changes	Balance
	Balance at	of options	Purchases/	during the	at 30 June
Name	1 July 2009	or rights	(sales)	year	2010
Non-Executive Directors:
N Bobins (ADS)	54,600	-	-	-	54,600
G Brunsdon[1]	-	-	-	3,870	3,870
M Feeney	26,674	-	1,115	-	27,789
R Lewon (ADS)	-	32,000	(32,000)	-	-
P Mazoudier[2]	15,201	-	-	(15,201)	-
G Morris (ADS)	20,000	-	5,000	-	25,000
C Renwick	3,144	-	-	-	3,144
P Varello (ADS)	30,825	-	21,300	-	52,125
Executive Directors:
D Dienst (ADS)	1,156,872	-	(553,579)	-	603,293
J Sutcliffe[3]	32,577	-	-	(32,577)	-
Senior Executives:
G Davy	3,003	54,683	-	-	57,686
R Kelman (ADS)	30,048	14,931	(30,000)	-	14,979
R Larry (ADS)	90,972	-	(10,000)	-	80,972
D McGree	11,924	30,175	-	-	42,099
A Ratner (ADS)	101,249	-	(13,290)	-	87,959

1Mr Brunsdon was appointed to the Board on 20 November 2009. Other changes comprise 3,851 shares held by Mr Brunsdon on the date of his appointment and 19 shares acquired through the DRP.
2Mr Mazoudier retired from the Board on 20 November 2009. Other changes for Mr Mazoudier represent his share holdings on the date of his retirement.
3Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Other changes for Mr Sutcliffe represent his share holdings on 26 August 2009.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iii) Option holdings
The number of options over ordinary shares or ADSs in the Company held during the financial year by each Director and other key management personnel, including their personally related parties, are set out below.

2011	Balance				Balance
	at 1 July				at 30 June
Name	2010	Granted	Exercised	Forfeited	2011	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	91,000	-	(29,500)	-	61,500	61,500	-
G Morris (ADS)	205,000	-	(61,500)	-	143,500	143,500	-
Executive Director:
D Dienst (ADS)	769,691	203,908	-	-	973,599	590,447	383,152
Senior Executives:
G Davy	86,181	42,472	-	-	128,653	45,043	83,610
R Kelman (ADS)	132,578	50,977	(58,443)	-	125,112	14,971	110,141
R Larry (ADS)	165,722	63,721	-	-	229,443	91,767	137,676
D McGree[1]	94,442	56,562	-	-	151,004	47,325	103,679
A Ratner (ADS)	132,578	50,977	-	-	183,555	73,414	110,141

[1]Options granted to Mr McGree are phantom options which are cash-settled.

2010	Balance				Balance
	at 1 July				at 30 June
Name	2009	Granted	Exercised	Forfeited	2010	Vested	Unvested
Non-Executive Directors:
R Lewon (ADS)	123,000	-	(32,000)	-	91,000	91,000	-
G Morris (ADS)	205,000	-	-	-	205,000	205,000	-
Executive Directors:
D Dienst (ADS)	591,654	178,037	-	-	769,691	470,551	299,140
J Sutcliffe[1]	135,435	-	-	-	135,435	45,145	90,290
Senior Executives:
T Bird[2]	39,347	-	-	(39,347)	-	-	-
G Davy	48,950	37,231	-	-	86,181	16,317	69,864
R Kelman (ADS)	87,664	44,914	-	-	132,578	29,221	103,357
R Larry (ADS)	109,580	56,142	-	-	165,722	36,526	129,196
D McGree	47,534	46,908	-	-	94,442	15,845	78,597
A Ratner (ADS)	87,664	44,914	-	-	132,578	29,221	103,357

1Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Balance represents options that will vest in future periods based on satisfaction of performance criteria as a result of “good-leaver” provisions in his share-based awards.
[2]The Company accepted Mr Bird’s resignation on 17 August 2009 and as a result, he forfeited his outstanding options.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 25 – Key management personnel disclosures (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)
(iv) Rights and award holdings
The number of rights to ordinary shares or ADSs in the Company held during the financial year by each Executive Director and other key management personnel, including their personally related parties, are set out below.

2011	Balance				Balance
	at 1 July				at 30 June
Name	2010	Granted	Vested	Forfeited	2011
Executive Director:
D Dienst (ADS)	258,098	271,865	-	-	529,963
Senior Executives:
G Davy	58,077	47,303	(9,484)	-	95,896
R Kelman (ADS)	88,755	33,983	(6,262)	-	116,476
R Larry (ADS)	95,921	42,479	(5,260)	-	133,140
D McGree	58,146	24,517	(5,363)	-	77,300
A Ratner (ADS)	72,653	33,983	(8,542)	-	98,094

2010	Balance					Balance
	at 1 July				Other	at 30 June
Name	2009	Granted	Vested	Forfeited	Changes	2010
Executive Directors:
D Dienst (ADS)	61,092	197,006	-	-	-	258,098
J Sutcliffe[1]	258,344	-	-	(23,982)	(86,212)	148,150
Senior Executives:
T Bird[2]	62,773	-	-	(62,773)	-	-
G Davy	99,655	16,928	(54,683)	(3,823)	-	58,077
R Kelman (ADS)	78,155	25,531	(14,931)	-	-	88,755
R Larry (ADS)	48,225	47,696	-	-	-	95,921
D McGree	71,126	20,728	(30,175)	(3,533)	-	58,146
A Ratner (ADS)	55,664	25,531	(8,542)	-	-	72,653

1Mr Sutcliffe’s service agreement was terminated by way of redundancy on 26 August 2009. Pursuant to the “good-leaver” provisions in his award agreement, Mr Sutcliffe retained his rights. Other changes represent rights which were cash-settled as part of Mr Sutcliffe’s redundancy.
[2]The Company accepted Mr Bird’s resignation on 17 August 2009 and as a result, he forfeited his unvested rights.
(c) Other transactions with key management personnel
Transactions entered into with any Directors or other key management personnel of the Group, including their personally related parties, are at normal commercial terms.
During the year ended 30 June 2011, a company related to Mr Varello was paid US$20,148 for administrative services (2010: US$8,887).
Mr Sukagawa is the representative director for Mitsui & Co. As Mr Sukagawa is employed by Mitsui, his director remuneration is paid directly to Mitsui. During the year ended 30 June 2011, the Group paid A$195,600 to Mitsui for director remuneration for Mr Sukagawa (2010: A$119,533).

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 26 – Remuneration of auditors
It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis. All audit and non-audit services provided by PricewaterhouseCoopers are subject to pre-approval by the RAC of the Board in accordance with the Group Independence Policy.
The following fees were paid and payable for services provided by the auditor of the Group, its related practices and non-related audit firms:

	2011	2010
	A$’000	A$’000
PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	2,264	2,042
Taxation services	13	30
Other assurance related services	55	499

	2,332	2,571

Related practices of PricewaterhouseCoopers – Australian Firm:
Audit of financial statements	3,032	3,207
Taxation services	294	523
Acquisition due diligence and other	11	86

	3,337	3,816

Total remuneration for PricewaterhouseCoopers	5,669	6,387

Note 27 – Business combinations
(a) Summary of acquisitions
During the year ended 30 June 2011, the Group acquired the following businesses:
•	In August 2010, the Group purchased the recycling assets and business of Wincanton Recycling Ltd. This e-recycling business has recycling plants at various locations in the United Kingdom.
•	In October 2010, the Group purchased the issued capital of TIC Group India Private Limited. This e-recycling business is located in Delhi, India.
•	In December 2010, the Group purchased the issued capital of Cooper Metals Recycling Limited. This business is a ferrous and non-ferrous scrap processor located in the United Kingdom.
•	In December 2010, the Group purchased certain assets and the business of Crash’s Auto Parts & Sales, Inc. This business is a ferrous and non-ferrous scrap processor located in Utica, New York in the United States.
•	In January 2011, the Group purchased certain assets and the business of Commercial Metal Recycling Services. This business is a ferrous and non-ferrous scrap processor that operates a network of eight yards across Queensland, Australia.
•	In February 2011, the Group purchased the issued capital of Metrade handels GmbH. This e-recycling business is located in Austria.
•	In March 2011, the Group purchased the issued capital of Device ICT Recycling BV, Device Automation Czech, and Device Poland Sp. Zo.o. This e-recycling business has operations in the Netherlands, Czech Republic and Poland.
•	In April 2011, the Group purchased the issued capital of ergoTrade AG. This e-recycling business has operations in Germany, Hungary and Croatia.
•	In April 2011, the Group purchased certain assets and the business of East Coast Metal Recovery, LLC. This business is a ferrous and non-ferrous scrap processor located in Deptford, New Jersey in the United States.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 27 – Business combinations (continued)
(a) Summary of acquisitions (continued)
•	In April 2011, the Group purchased certain assets and the business of Thomas Metals Group, LLC. This business is a ferrous and non-ferrous scrap processor located in Tulsa, Oklahoma in the United States.
•	In May 2011, the Group purchased the issued capital of Dunn Brothers (1995) Limited. This business is a ferrous and non-ferrous scrap processor with various locations throughout the United Kingdom.
Had the above acquisitions occurred on 1 July 2010, there would not have been a significant change to the Group’s revenue and net profit. Additionally, revenue and net profit contribution by the above acquisitions to the Group post-acquisition was not significant.
(b) Purchase consideration and assets and liabilities acquired
Details of the aggregate purchase consideration and cash outflow are as follows:

A$m
Cash paid for current year acquisitions	105.3
Payments for contingent consideration on prior period acquisitions	4.6
Cash acquired	(4.1)

Cash outflow for acquisitions	105.8

Assets and liabilities arising from current year acquisitions are as follows:

Fair
value
A$m
Cash	4.1
Trade and other receivables	24.4
Inventories	12.9
Property, plant and equipment (Note 12)	58.9
Deferred tax asset	0.1
Identified intangible assets (Note 14)	6.9
Trade and other payables	(32.3)
Borrowings	(30.1)
Current tax liabilities	(0.3)
Non-current payables	(1.2)
Deferred tax liability	(0.9)

Net assets acquired	42.5

Goodwill recognised from current year acquisitions are as follows:

A$m
Total cash consideration	105.3
Less: net assets acquired	(42.5)

Goodwill on acquisition	62.8

The initial accounting for some of the current year acquisitions has only been provisionally determined. The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired and the assembled workforce, which together contribute to the profitability of the acquired businesses. Some of the goodwill recognised is expected to be deductible for income tax purposes.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in Note 1.

	Country of	Equity holding %
Name of entity	Incorporation	2011	2010
Sims Metal Management Limited	Australia
Sims Group Australia Holdings Limited (i)	Australia	100%	100%
Sims Aluminium Pty Limited (i)	Australia	100%	100%
Sims E-Recycling Pty Limited	Australia	90%	90%
Sims Tyrecycle Properties Pty Ltd(iii)	Australia	0%	100%
Simsmetal Holdings Pty Limited	Australia	100%	100%
Simsmetal Properties QLD Pty Limited (formerly Sims Energy Pty Limited)	Australia	100%	100%
Sims Industrial Pty Limited	Australia	100%	100%
Simsmetal Services Pty Limited (i)	Australia	100%	100%
Simsmetal Properties NSW Pty Limited (formerly Sims Manufacturing Pty Limited)	Australia	100%	100%
Sims Group Holdings 3 Pty Limited (formerly Simsmetal Executive Staff Superannuation Pty Limited)	Australia	100%	100%
Sims Superannuation Management Pty Limited(iii)	Australia	0%	100%
Universal Inspection and Testing Company Pty Limited	Australia	100%	100%
Simsmetal Staff Equity Pty Limited(iii)	Australia	0%	100%
Sims Group Holdings 1 Pty Ltd	Australia	100%	100%
Sims Group Holdings 2 Pty Ltd	Australia	100%	100%
Sims Recycling Solutions Holding Austria GmbH(ii)	Austria	100%	0%
Sims Recycling Solutions Anteilsverwaltung Austria GmbH(ii)	Austria	100%	0%
Sims metrade GmbH(ii)	Austria	100%	0%
Sims Recycling Solutions NV	Belgium	100%	100%
Sims Group Recycling Solutions Canada Ltd	Canada	100%	100%
Sims Group Canada Holdings Limited	Canada	100%	100%
ErgoTrade d.o.o.(ii)	Croatia	100%	0%
Sims Lifecycle Services s.r.o.(ii)	Czech Republic	100%	0%
Sims Recycling Solutions SARL	France	100%	100%
Sims Group German Holdings GmbH	Germany	100%	100%
Sims M+R GmbH	Germany	100%	100%
Sims Lifecycle Services GmbH (formerly Sims Technorecycle GmBH)	Germany	100%	100%
Sims Metal Management Asia Limited	Hong Kong	100%	100%
Sims Metal Management China Holdings Limited(ii)	Hong Kong	100%	0%
Sims Lifecycle Services Kft(ii)	Hungary	100%	0%
Trishyiraya Recycling India Private Limited	India	100%	100%
TIC Group India Private Limited (ii)	India	100%	0%
Sims Group Mauritius Limited	Mauritius	100%	100%
Mirec BV	Netherlands	100%	100%
Sims Recycling Solutions Coöperatief B.A.	Netherlands	100%	100%
Sims Lifecycle Services BV(ii)	Netherlands	100%	0%
Sims E-Recycling (NZ) Limited	New Zealand	90%	90%
Simsmetal Industries Limited	New Zealand	100%	100%
PNG Recycling Limited	PNG	100%	100%
Device Polska Sp. z.o.o.(ii)	Poland	100%	0%
Sims Recycling Solutions Africa Pty Ltd	Republic of South Africa	100%	100%
Sims Recycling Solutions Pte. Ltd.	Singapore	100%	100%

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2011	2010
Sims Recycling Solutions AB	Sweden	100%	100%
Sims Group UK Holdings Limited	UK	100%	100%
Sims Group UK Intermediate Holdings Limited	UK	100%	100%
Sims Group UK Limited	UK	100%	100%
C Herring & Son Limited	UK	100%	100%
Life Cycle Services Limited	UK	100%	100%
All Metal Recovery Limited	UK	100%	100%
All Metal Recovery Cradley Heath Limited	UK	100%	100%
ER Coley (Steel) Limited	UK	100%	100%
ER Coley (Cast) Limited	UK	100%	100%
Evans & Mondon Limited	UK	100%	100%
Sims Recycling Solutions UK Holdings Limited	UK	100%	100%
Sims Recycling Solutions UK Group Limited	UK	100%	100%
Sims Recycling Solutions UK Limited	UK	100%	100%
United Castings Limited	UK	100%	100%
Sims Group UK Pension Trustees Limited	UK	100%	100%
Recommit Limited	UK	100%	100%
Sims Cymru Limited	UK	100%	100%
Cooper Metal Recycling Limited(ii)	UK	100%	0%
Dunn Brothers (1995) Limited(ii)	UK	100%	0%
Sims Recycling Solutions Inc.	USA	100%	100%
Sims Recycling Solutions Holdings Inc.	USA	100%	100%
Global Investment Recovery, Incorporated	USA	100%	100%
Sims Metal Management USA GP	USA	100%	100%
Sims Group USA Holdings Corporation	USA	100%	100%
SHN Co., LLC	USA	100%	100%
HNW Recycling LLC	USA	100%	100%
HNE Recycling LLC	USA	100%	100%
Dover Barge Company	USA	100%	100%
North Carolina Resource Conservation LLC	USA	100%	100%
Simsmetal East LLC	USA	100%	100%
Sims Municipal Recycling of New York LLC	USA	100%	100%
Schiabo Larovo Corporation	USA	100%	100%
Simsmetal West LLC	USA	100%	100%
Sims Group Global Trade Corporation	USA	100%	100%
Sims Group USA Corporation	USA	100%	100%
Metal Management, Inc.	USA	100%	100%
MM Metal Dynamics Holdings, Inc.	USA	100%	100%
Metal Dynamics LLC	USA	100%	100%
Metal Dynamics Detroit LLC	USA	100%	100%
TH Properties LLC	USA	100%	100%
Metal Management Midwest, Inc.	USA	100%	100%
CIM Trucking, Inc.	USA	100%	100%
Metal Management Indiana, Inc.	USA	100%	100%
Metal Management Memphis, L.L.C.	USA	100%	100%
Metal Management Ohio, Inc.	USA	100%	100%
SMM – North America Trade Corporation	USA	100%	100%
Metal Management Pittsburgh, Inc.	USA	100%	100%
Metal Management Aerospace, Inc.	USA	100%	100%
Metal Management West Coast Holdings, Inc.	USA	100%	100%

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)

	Country of	Equity holding %
Name of entity	Incorporation	2011	2010
Metal Management West, Inc.	USA	100%	100%
Metal Management Arizona, L.L.C.	USA	100%	100%
Proler Southwest GP, Inc.	USA	100%	100%
Metal Management Proler Southwest, Inc.	USA	100%	100%
Proler Southwest LP	USA	100%	100%
Metal Management Alabama, Inc.	USA	100%	100%
Metal Management Mississippi, Inc.	USA	100%	100%
Naporano Iron & Metal, Inc.	USA	100%	100%
Metal Management Northeast, Inc.	USA	100%	100%
SMM New England Corporation (formerly Metal Management Connecticut, Inc.)	USA	100%	100%
New York Recycling Ventures, Inc.	USA	100%	100%
Metal Management New Haven, Inc.	USA	100%	100%
Reserve Iron & Metal Limited Partnership	USA	100%	100%
Port Albany Ventures, LLC	USA	100%	100%

(i) These subsidiaries and the Company are parties to a DCG under which each entity guarantees the debts of the others. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the relevant Australian Securities and Investments Commission Class Order.
(ii) These subsidiaries were acquired or incorporated during the year.
(iii) These subsidiaries were de-registered during the year
The voting power held in each subsidiary is proportionate to the equity holdings.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)
Deed of Cross Guarantee
Sims Metal Management Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited and Simsmetal Services Pty Limited are parties to a DCG under which each Group guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.
The above companies represent a “Closed Group” for the purposes of the Class Order. As there are no other parties to the DCG that are controlled by Sims Metal Management Limited, they also represent the “Extended Closed Group”.
Set out below is a condensed consolidated income statement, a summary of movements in consolidated retained earnings and a consolidated statement of financial position for the Closed Group.

	2011	2010
	A$m	A$m
(i) Condensed income statement
Profit before income tax	49.4	40.6
Income tax expense	(10.8)	(12.5)

Profit after tax	38.6	28.1

(ii) Statement of comprehensive income
Profit after tax	38.6	28.1
Other comprehensive income:
Changes in the fair value of derivatives held as cash flow hedges, net of tax	1.7	(0.7)
Actuarial gain/(loss) on defined benefit plans, net of tax	0.9	(0.6)
Exchange differences on translation of foreign operations, net of tax	(0.4)	(0.9)

Other comprehensive income/(loss) for the year, net of tax	2.2	(2.2)

Total comprehensive income for the year	40.8	25.9

(iii) Summary of movements in retained earnings
Balance at 1 July	154.5	166.2
Transfer to reserves	-	(0.6)
Profit for the year	38.6	28.1
Actuarial gain/(loss) on defined benefit plan, net of tax	0.9	(0.6)
Dividends provided for or paid	(71.5)	(38.6)

Balance at 30 June	122.5	154.5

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 28 – Subsidiaries (continued)

	2011	2010
Deed of Cross Guarantee (continued)	A$m	A$m
(iv) Statement of financial position
ASSETS
Current assets
Cash and cash equivalents	16.9	16.5
Trade and other receivables	455.6	385.5
Inventory	136.3	137.4
Other financial assets	3.5	-

Total current assets	612.3	539.4

Non-current assets
Receivables	4.5	2.0
Investments accounted for using the equity method	21.2	19.9
Other financial assets	2,510.9	2,502.7
Property, plant and equipment	118.8	103.0
Deferred tax assets	36.2	22.0
Goodwill	24.7	14.9
Intangible assets	2.5	0.4

Total non-current assets	2,718.8	2,664.9

Total assets	3,331.1	3,204.3

LIABILITIES
Current liabilities
Trade and other payables	237.5	143.1
Other financial liabilities	-	4.0
Current tax liabilities	15.2	25.3
Provisions	16.0	9.7

Total current liabilities	268.7	182.1

Non-current liabilities
Borrowings	28.0	-
Deferred tax liabilities	18.0	9.5
Provisions	2.4	7.0
Retirement benefit obligations	0.9	4.0

Total non-current liabilities	49.3	20.5

Total liabilities	318.0	202.6

Net assets	3,013.1	3,001.7

EQUITY
Contributed equity	2,817.9	2,795.2
Reserves	72.7	52.0
Retained earnings	122.5	154.5

Total equity	3,013.1	3,001.7

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 29 – Investments in associates and jointly controlled entities
(a) Carrying amounts of associates and jointly controlled entities

Name of associate or jointly	Country of
controlled entity	incorporation	Ownership interest %		Carrying amount
				2011	2010
		2011	2010	A$m	A$m
SA Recycling LLC	USA	50	50	259.9	314.3
Metal Management Nashville, LLC	USA	50	50	10.0	14.0
Rondout Iron & Metal LLC	USA	50	50	0.7	0.9
Richmond Steel Recycling Limited	Canada	50	50	18.2	19.8
LMS generation Pty Ltd	Australia	50	50	21.2	19.9
Australia Refined Alloys Pty Limited	Australia	50	50	-	-
ITL Logistics GmbH	Germany	34	-	-	-
Extruded Metals (New Zealand) Limited	New Zealand	33	33	0.3	0.6

				310.3	369.5

(b) Movements in carrying amounts

	2011	2010
	A$m	A$m
Balance at 1 July	369.5	400.2
Share of profit before tax	27.1	17.5
Associates’ share of income tax expense	(1.4)	(2.4)
Accretion of deferred gain to equity accounted profit	2.4	2.7
Dividends received	(15.8)	(19.6)
Return of capital from jointly controlled entities	-	(0.4)
Purchase of remaining 50% interest in Port Albany	-	(5.6)
Impairment of investment in Metal Management Nashville LLC	-	(5.7)
Foreign exchange differences	(71.5)	(17.2)

Balance at 30 June	310.3	369.5

(c) Share of associates’ and jointly controlled entities’ profit

Profit before income tax	29.5	14.5
Associates’ share of income tax expense	(1.4)	(2.4)

Profit after income tax recognised in equity accounted investment	28.1	12.1
Jointly controlled entities’ income tax[1]	(10.1)	(2.4)

Associates’ and jointly controlled entities’ profit after tax	18.0	9.7

[1] The jointly controlled entities to which this relates are “pass-through” entities for taxation purposes. As such, the Group incurs the income tax expense and associated tax liability on its share of the profit and includes this amount as part of its income tax expense. Refer to Note 8.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 29 – Investments in associates and jointly controlled entities (continued)
(d) Port Albany
At 30 June 2009, the Group held a 50% interest in Port Albany. This jointly controlled entity was accounted for using the equity method. On 18 November 2009, the Group purchased the remaining 50% ownership interest in Port Albany that it previously did not own. In accordance with the revised AASB 3 (IFRS 3) and AASB 127 (IAS 27), the Group was required to remeasure its previously held equity interest in Port Albany at its acquisition-date fair value and recognise the resulting gain or loss in profit or loss. This transaction resulted in the recognition of a gain in the year ended 30 June 2010 calculated as follows:

A$m
Fair value of 50% interest in Port Albany	14.3
Carrying amount of Port Albany investment	(5.6)

Gain recognised on acquisition	8.7

(e) Summarised financial information of associates and jointly controlled entities

	2011	2010
Group’s share of assets and liabilities	A$m	A$m
Current assets	102.4	104.0
Non-current assets	236.3	289.8

Total assets	338.7	393.8

Current liabilities	32.7	30.0
Non-current liabilities	74.7	100.0

Total liabilities	107.4	130.0

Net assets	231.3	263.8

	2011	2010	2009
Group’s share of revenue, expenses and results	A$m	A$m	A$m
Revenues	774.3	596.3	814.2
Expenses	(747.2)	(578.8)	(756.6)

Profit before income tax	27.1	17.5	57.6

(f) Contingent liabilities and capital commitments
The Group’s share of the contingent liabilities of associates and jointly controlled entities is disclosed in Note 22. The Group’s share of the capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in Note 23.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 29 – Investments in associates and jointly controlled entities (continued)
(g) Jointly controlled operations
The Group accounts for its 50% interest in Sims Pacific Metals joint venture under the proportionate consolidation method. Sims Pacific Metals is an unincorporated joint venture based in New Zealand and its principal activity is metal recycling.
The Group’s interest in the jointly controlled operation is included in the statement of financial position under the classifications shown below:

	2011	2010
	A$m	A$m
Current assets	16.6	17.0
Non-current assets	6.9	6.9

Total assets	23.5	23.9

Current liabilities	17.4	18.9
Non-current liabilities	0.2	0.1

Total liabilities	17.6	19.0

Net assets	5.9	4.9

The Group’s share of the jointly controlled operations’ contingent liabilities and capital expenditure commitments is included in Notes 22 and 23, respectively.
Note 30 – Related party transactions
(a) Key management personnel
Disclosures relating to key management personnel are set out in Note 25.
(b) Outstanding loans or balances arising from transactions with related entities
There were no outstanding loans or balances at the end of the reporting period in relation to transactions with related parties.
(c) Transactions with related parties

	2011	2010
	A$m	A$m
Superannuation contribution to superannuation funds on behalf of employees	20.4	21.0
(d) Transactions with associates and jointly controlled entities

	2011	2010	2009
	A$m	A$m	A$m
Sales	82.2	85.0	70.7
Purchases	980.6	764.2	1,139.6
Management fees and commissions	2.7	10.7	11.5
Other costs	0.1	0.2	0.4

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 30 – Related party transactions (continued)
(e) Outstanding balances arising from transactions with associates and jointly controlled entities

	2011	2010
	A$m	A$m
Current receivables	6.4	4.0
Current payables	39.0	42.1
(f) Terms and conditions
The terms and conditions of the tax funding agreement are set out in Note 8. Loans from subsidiaries are at call and bear no interest. All other transactions were made on normal commercial terms and conditions and at market rate.
Note 31 – Parent entity financial information
The Company was incorporated on 20 June 2005. Under the terms of a scheme of arrangement entered into between Sims Metal Management Limited (formerly known as Sims Group Limited from 20 June 2005 to 21 November 2008) and Sims Group Australia Holdings Limited (“SGAHL”) (formerly known as Sims Group Limited prior to 20 June 2005) on 31 October 2005, the shareholders in SGAHL exchanged their shares in that entity for the shares in Sims Metal Management Limited. As required by AASB 3 (IFRS 3), Business Combinations at the time, SGAHL was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition. Accordingly, the consolidated financial statements of Sims Metal Management Limited have been prepared as a continuation of the consolidated financial statements of SGAHL. SGAHL, as the deemed acquirer, has applied purchase accounting for its acquisition of Sims Metal Management Limited as at 31 October 2005.
(a) Summary financial information

	2011	2010
	A$m	A$m
Statement of financial position:
Current assets	53.5	20.4
Total assets	4,285.2	4,252.1

Current liabilities	71.3	75.6
Total liabilities	72.0	77.5

Shareholders’ equity:
Contributed equity	4,138.6	4,115.9
Reserves	71.9	53.7
Retained earnings	2.7	5.0

Total equity	4,213.2	4,174.6

Profit/(loss) for the year	67.6	(1.0)

Total comprehensive income/(loss)	67.6	(1.0)

The Company has current liabilities greater than current assets. The current liabilities primarily represent intercompany balances between entities which are a party to a DCG to which the Parent is also a party. Refer to Note 28.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 31 – Parent entity financial information (continued)
(b) Guarantees entered into by the parent entity
The Parent has not provided financial guarantees for which a liability has been recognised in the Parent’s statement of financial position.
The Company and certain of its subsidiaries have given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Company as at 30 June 2011 and 2010 were A$60.1 million and A$39.9 million, respectively
On 31 March 2011, the Company provided a guarantee for its proportional share of a lease obligation of a jointly controlled entity of the Group. The Company’s proportional amount of the lease obligation remaining as at 30 June 2011 was A$16.1 million.
The Company is party to a number of financing facilities and a Deed of Cross Guarantee under which it guarantees the debts of a number of its subsidiaries. Refer to Notes 16 and 28 for details.
(c) Lease commitments

	2011	2010
	A$m	A$m
Not later than one-year	1.7	2.1
Later than one-year, but not later than three-years	3.4	4.3
Later than three-years, but not later than five-years	3.6	4.4
Later than five-years	38.8	51.2

Total lease commitments not recognised as liabilities	47.5	62.0

On 29 May 2009, the Company entered into a lease agreement for property in the United States. The property is being sub-leased to a Group subsidiary in the United States.
Note 32 – Cash flow information
(a) Reconciliation of cash
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	2011	2010
	A$m	A$m
Cash at bank and on hand	165.5	132.2
Short-term deposits	-	0.1

Cash and cash equivalents	165.5	132.3

The carrying amount of the Group’s cash and cash equivalents is assumed to approximate its fair value.

Notes to the Consolidated Financial Statements
For the year ended 30 June 2011
Note 32 – Cash flow information (continued)
(b) Reconciliation of profit/(loss) for the year to net cash inflow/(outflow) from operating activities

	2011	2010	2009
	A$m	A$m	A$m
Profit/(loss) for the year	192.1	126.7	(150.3)
Depreciation and amortisation	130.6	143.9	170.8
Unrealised (gain)/loss on held for trading derivatives	(1.2)	(3.7)	10.3
Impairment of goodwill	-	-	191.1
Impairment of property, plant and equipment	-	14.5	10.0
Impairment of intangible assets	-	0.9	-
Net gain on disposal of non-current assets	(1.3)	(3.0)	(0.9)
Loss on sale of subsidiaries	-	-	2.6
Share-based payments	15.7	16.9	9.3
Gain on sale of other financial assets	(11.0)	-	-
Non-cash pension expense	1.0	1.5	1.6
Non-cash compensation	-	-	0.8
Negative goodwill recognised on acquisition	-	-	(0.4)
Equity accounted profit net of dividends received	(13.7)	5.1	(16.7)
Gain on acquisition of Port Albany Ventures LLC	-	(8.7)	-
Other	0.8	(0.3)	0.2
Change in operating assets and liabilities, excluding the effects of acquisitions and disposals of entities:
(Increase)/decrease in trade and other receivables	(91.9)	(240.7)	492.8
(Increase)/decrease in inventories	(322.7)	(339.6)	543.4
(Increase)/decrease in prepayments	(3.7)	(2.8)	1.7
Increase/(decrease) in provisions	12.4	(7.7)	(10.2)
Increase/(decrease) in income taxes	13.4	106.8	(194.8)
(Decrease)/increase in deferred taxes	(22.4)	(11.1)	38.8
Increase/(decrease) in trade and other payables	260.5	153.8	(545.7)

Net cash inflow/(outflow) from operating activities	158.6	(47.5)	554.4

(c) Non-cash investing and financing activities
(i) During the year ended 30 June 2011, dividends of A$19.1 million (2010: A$9.2 million; 2009: A$26.6 million) were paid via the issue of ordinary shares pursuant to the DRP. Refer to Note 21.
(ii) During the year ended 30 June 2011, proceeds from the sale of land of A$5.6 million had not been received in cash at the end of the reporting period.
Note 33 – Events occurring after the reporting period
In July 2011, the Group purchased certain assets and the business of Goldman Metals, Inc. This business is ferrous and non-ferrous scrap processor located in New Bern, North Carolina in the United States. The purchase price was not material to the Group.

Directors’ Declaration
In the Directors’ opinion:
a)	The financial statements and notes set out on pages 29 to 104 are in accordance with the Corporations Act 2001, including:
i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the financial year ended on that date, and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 28 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 28.
Note 1(b) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the Group Chief Executive Officer and the Group Chief Financial Officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the Directors.

P J Varello	D W Dienst
Chairman	Group Chief Executive Officer

Houston	Sydney
25 August 2011	26 August 2011

Independent auditor’s report to the members of
Sims Metal Management Limited
Report on the financial report
We have audited the accompanying financial report of Sims Metal Management Limited (the company), which comprises the statement of financial position as at 30 June 2011, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Sims Metal Management Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1b, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
DX 77 Sydney, Australia
T +61 2 8266 0000, F +61 2 8266 9999,www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s opinion
In our opinion:
(a)	the financial report of Sims Metal Management Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1b.
Report on the Remuneration Report
We have audited the remuneration report included in pages 9 to 27 of the directors’ report for the year ended 30 June 2011. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the remuneration report of Sims Metal Management Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Andrew J Parker	Sydney
Partner	26 August 2011

Annual Financial Report Extracts Presented in US Dollars
The audited financial statements of the Group presented in Australian dollars (“A$”) are included in pages 29 to 104. On pages 109 to 111, extracts from the audited financial statements are presented in US dollars (“US”). This information does not form the part of the audited financial statements. The translation from A$ to US$ is included solely for the convenience of the reader. The financial statements as at and for the year ended 30 June 2011 have been translated into US$ at US $1.00 = A$0.9312 based on the closing exchange rate published by the Reserve Bank of Australia.

Sims Metal Management Limited
Consolidated US$ Income Statement
For the year ended 30 June 2011

2011
US$m
Revenue	9,507.1

Other income	45.6
Raw materials used and changes in inventories	(7,187.8)
Freight expense	(767.9)
Employee benefits expense	(440.0)
Depreciation and amortisation expense	(140.3)
Repairs and maintenance expense	(132.6)
Other expenses	(589.0)
Finance costs	(29.1)
Share of pre-tax profit of investments accounted for using the equity method	31.7

Profit before income tax	297.7

Income tax expense	(91.4)

Profit for the year	206.3

US¢

Earnings per share:
Basic	100.8
Diluted	100.2

Sims Metal Management Limited
Consolidated US$ Statement of Financial Position
As at 30 June 2011

2011
US$m
ASSETS
Current assets
Cash and cash equivalents	177.7
Trade and other receivables	651.5
Inventory	1,050.8
Other financial assets	17.0

Total current assets	1,897.0

Non-current assets
Receivables	10.3
Investments accounted for using the equity method	333.2
Other financial assets	2.9
Property, plant and equipment	929.5
Retirement benefit assets	1.0
Deferred tax assets	106.7
Goodwill	1,061.8
Other intangible assets	146.3

Total non-current assets	2,591.7

Total assets	4,488.7

LIABILITIES
Current liabilities
Trade and other payables	802.5
Borrowings	0.5
Other financial liabilities	6.2
Current tax liabilities	35.0
Provisions	40.0

Total current liabilities	884.2

Non-current liabilities
Payables	4.0
Borrowings	312.7
Deferred tax liabilities	128.4
Provisions	20.0
Retirement benefit obligations	3.1

Total non-current liabilities	468.2

Total liabilities	1,352.4

Net assets	3,136.3

EQUITY
Contributed equity	3,026.1
Reserves	(479.3)
Retained earnings	589.5

Total equity	3,136.3

Sims Metal Management Limited
Consolidated US$ Cash Flow Statement
For the year ended 30 June 2011

2011
US$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	9,424.5
Payments to suppliers and employees (inclusive of goods and services tax)	(9,197.1)
Interest received	3.4
Interest paid	(23.5)
Dividends from associates and jointly controlled entities	17.0
Insurance recoveries	8.2
Income taxes paid	(62.2)

Net cash inflow from operating activities	170.3

Cash flows from investing activities
Payments for property, plant and equipment	(153.4)
Payments for acquisition of subsidiaries, net of cash acquired	(113.6)
Payments for other financial assets	(30.4)
Proceeds from sale of other financial assets	58.8
Proceeds from sale of property, plant and equipment	4.2
Loan to a third party	(11.0)
Proceeds from repayment on a third party loan	3.5

Net cash outflow from investing activities	(241.9)

Cash flows from financing activities
Proceeds from borrowings	3,412.5
Repayment of borrowings	(3,219.3)
Fees paid for loan facilities	(7.4)
Proceeds from issue of shares	3.9
Dividends paid	(56.3)

Net cash inflow from financing activities	133.4

Net increase in cash and cash equivalents	61.8

Cash and cash equivalents at the beginning of the financial year	142.1
Effects of exchange rate changes on cash and cash equivalents	(26.2)

Cash and cash equivalents at the end of the financial year	177.7